Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

WESTLAKE CHEMICAL CORPORATION,

LAGOON MERGER SUB, INC.

and

AXIALL CORPORATION

dated as of

June 10, 2016

i

TABLE OF CONTENTS

(continued)

ii

TABLE OF CONTENTS

(continued)

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 10, 2016, among Westlake Chemical Corporation, a Delaware corporation (“Parent”), Lagoon Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Axiall Corporation, a Delaware corporation (the “Company”).

RECITALS

The respective Boards of Directors of Parent, Merger Sub and the Company each have approved, and, in the case of the Company and Merger Sub, deem it advisable and in the best interests of their respective stockholders to consummate, the acquisition of the Company by Parent by means of a merger of Merger Sub with and into the Company on the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of Company Common Stock (such Company Common Stock issued and outstanding immediately prior to the Effective Time, collectively, the “Shares”), other than Shares owned by Parent or any direct or indirect wholly owned Subsidiaries of Parent, any shares of Company Common Stock held in the treasury of the Company and Dissenting Shares (as defined below), will be converted into the right to receive the Merger Consideration.

NOW, THEREFORE, the Parties hereby agree as follows:

I. THE MERGER

1.1. The Merger. On the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), at the Effective Time, Merger Sub will be merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub will cease and the Company will continue as the surviving corporation in the Merger. The Company as the surviving corporation in the Merger is referred to herein as the “Surviving Corporation.”

1.2. Closing. The closing of the Merger (the “Closing”) will take place at the offices of Jones Day, 250 Vesey Street, New York, New York, at 10:00 a.m. (New York City time) on the second Business Day after the satisfaction or waiver of all of the conditions (other than any condition that by its nature cannot be satisfied until the Closing, but subject to satisfaction or waiver of any such condition) set forth in Article VII or on such other time, date or place as may be Agreed. The date on which the Closing occurs is referred to herein as the “Closing Date”.

1.3. Effective Time. The Parties will cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) on the Closing Date (or on such other date as may be Agreed) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL (the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or such later time as is specified in the Certificate of Merger and as is Agreed, being the “Effective Time”).

1.4. Effect of the Merger. The Merger will have the effects set forth in this Agreement and the relevant provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, immunities, powers, franchises and authority of the Company and Merger Sub will vest in the Surviving Corporation and all debts, liabilities and obligations of the Company and Merger Sub will become the debts, liabilities and obligations of the Surviving Corporation.

1.5. Restated Certificate of Incorporation and By-Laws of the Surviving Corporation. (a) At the Effective Time, the restated certificate of incorporation of the Company (the “Restated Certificate of Incorporation”) will be amended so as to read in its entirety as is set forth on Exhibit A and, as so amended, will be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by applicable Law, subject to the obligations set forth in Section 6.7.

(b) At the Effective Time, and without any further action on the part of the Company and Merger Sub, the second amended and restated by-laws of the Company (the “By-Laws”) will be amended so as to read in their entirety in the form as is set forth on Exhibit B and, as so amended, will be the by-laws of the Surviving Corporation until thereafter amended in accordance with their terms, the certificate of incorporation of the Surviving Corporation and applicable Law, subject to the obligations set forth in Section 6.7.

1.6. Directors and Officers of the Surviving Corporation. The directors of Merger Sub immediately before the Effective Time will be the initial directors of the Surviving Corporation and the officers of the Company immediately before the Effective Time will be the initial officers of the Surviving Corporation, in each case until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the by-laws of the Surviving Corporation.

1.7. Subsequent Actions. If, at any time after the Effective Time, the Surviving Corporation considers or is advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub vested in or to be vested in the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each such corporation or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

II. EFFECT OF THE MERGER ON CAPITAL STOCK

2.1. Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or the holders of Shares or securities of Parent or Merger Sub:

(a) Each Share issued and outstanding immediately prior to the Effective Time (other than any Shares to be cancelled pursuant to Section 2.1(b)) will be cancelled and extinguished and be converted into the right to receive $33.00 in cash, without interest, payable to the holder of each Share (the “Merger Consideration”) upon surrender of either certificates formerly representing such Shares (“Certificates”) or any book-entry Shares (“Book-Entry Shares”) in the manner provided in Section 2.2. All such Shares, when so converted, will no longer be outstanding and will be automatically cancelled, retired and cease to exist. Each holder of Certificates or Book-Entry Shares will cease to have any rights with respect to Shares represented thereby, except the right to receive the Merger Consideration for such Shares upon the surrender of such Certificate or Book-Entry Share in accordance with Section 2.2, without interest.

(b) Each (i) share held in the treasury of the Company, (ii) Share owned by Parent or any direct or indirect wholly owned Subsidiary of Parent immediately before the Effective Time, and (iii) Dissenting Share will be cancelled and extinguished, and no payment or other consideration will be made with respect to such shares subject, in the case of Dissenting Shares, to the right of the holder thereof to receive any payment under Section 2.4.

(c) Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately before the Effective Time will thereafter represent one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

2.2. Payment; Surrender of Shares; Stock Transfer Books. (a) Prior to the Effective Time, Parent will enter into an agreement with the Company’s transfer agent to act as agent for the holders of Shares in connection with the Merger (the “Exchange Agent”). At or immediately prior to the Effective Time, Parent will deposit, or cause to be deposited, in trust with the Exchange Agent in a separate account for the benefit of stockholders (the “Exchange Fund”) the aggregate Merger Consideration to which such holders will be entitled at the Effective Time pursuant to Section 2.1(a). The Exchange Agent agreement pursuant to which Parent will appoint the Exchange Agent will be in a form and substance reasonably acceptable to the Company. Parent will pay all costs, fees, and expenses incurred in connection with the retention and engagement of the Exchange Agent.

(b) (i) As soon as reasonably practicable after the Effective Time, and in any event within three Business Days thereafter, Parent will cause the Exchange Agent to mail to each holder of record of a Certificate or Book-Entry Share whose Shares were converted into the right to receive the Merger Consideration (A) a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu of Certificates as provided in Section 2.2(f)) to the Exchange Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, and such letter of transmittal will be in customary form) and (B) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu of Certificates as provided in Section 2.2(f)) or, in the case of Book-Entry Shares, the surrender of such Book-Entry Shares in exchange for the Merger Consideration. Each holder of Certificates or Book-Entry Shares may thereafter surrender such Certificates or Book-Entry Shares to the Exchange Agent under cover of the letter of transmittal, as agent for such holder. Upon delivery of a valid letter of transmittal and the surrender of Certificates (or affidavits of loss in lieu of Certificates as provided in Section 2.2(f)) or Book-Entry Shares on or before the six-month anniversary of the Effective Time, Parent will cause the Exchange Agent to pay the holder of such Certificates or Book-Entry Shares, in exchange for the Certificates or Book-Entry Shares, cash in an amount equal to the Merger Consideration multiplied by the number of Shares represented by such Certificates (or affidavits of loss in lieu of Certificates as provided in Section 2.2(f)) or Book-Entry Shares. Until so surrendered, Certificates (other than Shares held by Parent or any direct or indirect wholly owned Subsidiary of Parent, shares held in the treasury of the Company and Dissenting Shares) or Book-Entry Shares will represent solely the right to receive the aggregate Merger Consideration relating to the Shares represented by such Certificates (or affidavits of loss in lieu of Certificates as provided in Section 2.2(f)) or Book-Entry Shares.

(ii) If payment of the Merger Consideration in respect of cancelled Shares is to be made to a Person other than the Person in whose name surrendered Certificates or Book-Entry Shares are registered, it will be a condition to such payment that the Certificates or Book-Entry Shares so surrendered are properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment has paid any transfer and other Taxes required by reason of such payment in a name other than that of the registered holder of the Certificates or Book-Entry Shares surrendered or has established to the satisfaction of the Exchange Agent that such Tax is not applicable. The Merger Consideration paid upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article II will be deemed to have been paid in full satisfaction of all rights pertaining to the Shares theretofore represented by such Certificates or Book-Entry Shares, subject, however, to the Surviving Corporation’s obligation to pay any dividends or make any other distributions, in each case with a record date (A) prior to the Effective Time that may have been declared or made by the Company on such Shares in accordance with the terms of this Agreement or (B) prior to the date of this Agreement, and in each case which remain unpaid at the Effective Time.

(c) At the Effective Time, the stock transfer books of the Company will be closed and there will not be any further registration of transfers of any shares of the Company’s capital stock thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates and Book-Entry Shares will cease to have any rights with respect to any Shares, except as otherwise provided for in this Agreement or by applicable Law. If, after the Effective Time, Certificates (other than Certificates representing Shares held by Parent or any direct or indirect wholly owned Subsidiary of Parent, shares held in the treasury of the Company and Dissenting Shares) or Book-Entry Shares are presented to the Surviving Corporation, they will be cancelled and exchanged for Merger Consideration as provided in this Article II. No interest will accrue or be paid on any cash payable upon the surrender of Certificates or Book-Entry Shares which immediately before the Effective Time represented the Shares.

(d) Promptly following the date which is six months after the Effective Time, the Surviving Corporation will be entitled to require the Exchange Agent to deliver to it any cash, including any interest received with respect to such cash, and any Certificates or other documents, in its possession relating to the Transactions, which had been made available to the Exchange Agent and which have not been disbursed to holders of Certificates or Book-Entry Shares or previously delivered to the Surviving Corporation, and thereafter such holders will be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or similar Laws) only as general creditors of the Surviving Corporation with respect to the Merger Consideration payable upon due surrender of their Certificates or Book-Entry Shares, without any interest on such Merger Consideration. Notwithstanding the foregoing, none of Parent, the Surviving Corporation or the Exchange Agent will be liable to any holder of Certificates or Book-Entry Shares for Merger Consideration delivered to a Governmental Entity pursuant to any applicable abandoned property, escheat or similar Law.

(e) Notwithstanding any provision in this Agreement to the contrary, Parent, the Surviving Corporation and the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable under this Agreement to any holder of Shares, and from amounts payable pursuant to Section 2.3, such amounts as are required to be withheld or deducted under any Tax Law with respect to the making of such payment. To the extent that amounts are so withheld or deducted and paid over to a Governmental Entity, such withheld or deducted amounts will be treated for all purposes of this Agreement as having been paid to the holder of the Shares or other securities in respect of which such deduction and withholding were made.

(f) If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Surviving Corporation, as the case may be, the posting by such Person of an indemnity agreement or, at the election of Parent or the Exchange Agent, a bond in such customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration with respect to the number of Shares formerly represented by such lost, stolen or destroyed Certificate.

(g) The Exchange Agent will invest all cash included in the Exchange Fund as directed by Parent; provided, however, that any investment of such cash will be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the United States of America in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, and, in any such case, no such instrument will have a maturity exceeding three months, and that no such investment or loss thereon will affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article II. Any interest and other income resulting from such investments will be paid to the Surviving Corporation pursuant to Section 2.2(d). To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt payments of the Merger Consideration as contemplated hereby, Parent will promptly replace or restore the portion of the Exchange Fund lost through investments or other events so as to ensure that the Exchange Fund is, at all times, maintained at a level sufficient to make such payments. The Exchange Fund will not be used for any purpose other than the foregoing.

2.3. Treatment of Company Stock Plans. (a) Company Stock Options. Each option to purchase shares of Company Common Stock granted under the Company Stock Plans (an “Option”) that is outstanding and unexercised as of immediately prior to the Effective Time (whether vested or unvested) will be adjusted and converted into the right of the holder to receive from the Surviving Corporation an amount in cash equal to the product of (i) the total number of shares of Company Common Stock previously subject to such Option and (ii) the excess, if any, of the Merger Consideration over the exercise price per share of Company Common Stock set forth in such Option, less any required withholding Taxes (the “Option Payment”), and as of the Effective Time each holder of an Option will cease to have any rights with respect thereto, except the right to receive the Option Payment. For the avoidance of doubt, if the exercise price per share of an Option is equal to or exceeds the Merger Consideration, such Option will be automatically cancelled at the Effective Time for no consideration and the holder thereof will cease to have any rights with respect thereto. The Option Payment will be made at the time required under the applicable Company Stock Plan and related award or other applicable document, but in any event promptly (and no later than five Business Days) following the Effective Time.

(b) Company Share Units. Each award of a right under any Company Stock Plan (other than awards of Options, the treatment of which is specified in Section 2.3(a)) entitling the holder thereof to shares of Company Common Stock or cash equal to or based on the value of Shares (a “Share Unit”) that is outstanding or payable as of immediately prior to the Effective Time will be assumed by Parent and converted automatically at the Effective Time into a restricted stock unit in respect of Parent Common Stock, with the total number of shares of Parent Common Stock underlying such Share Unit determined by multiplying the number of shares of Company Common Stock underlying such Share Unit (in the case of Share Units subject to performance-based vesting conditions, such number to be determined in accordance with the applicable Company Stock Plan and related award or other applicable document) immediately prior to the Effective Time by the Award Exchange

Ratio and rounded to the nearest whole share. Except as otherwise provided in this Section 2.3(b), the terms and conditions of the Share Units following the Effective Time will be substantially identical to the terms and conditions immediately prior to the Effective Time (including with respect to dividend equivalent rights, if any, which will also be assumed consistent with this Section 2.3(b)); provided that, upon settlement of a Share Unit held by a Continuing Employee, for each share of Parent Common Stock underlying such Share Unit, the Continuing Employee will be entitled to receive, in cash or shares of Parent Common Stock as determined by Parent in accordance with the terms of the applicable Share Unit award agreement and less applicable withholding Taxes, the greater of the value of the applicable Merger Consideration attributable to the number of shares of Company Common Stock that related to such share of Parent Common Stock prior to the Effective Time and Parent Common Stock (the value of which will, for the avoidance of doubt, be determined by Parent in accordance with the terms of the applicable Company Stock Plan); provided, further, that to the extent permitted by the applicable terms of the Share Unit, Parent intends to settle Share Units in cash and not shares of Parent Common Stock. Parent acknowledges that the Transactions constitute a “change in control” for purposes of the applicable Share Unit award agreements.

(c) Deferred Plans. All account balances (whether or not vested) under any Company Benefit Plan (other than awards under a Company Stock Plan the treatment of which is specified in Section 2.3(a) or 2.3(b)) that provides for the deferral of compensation and represents amounts notionally invested in a number of shares of Company Common Stock or otherwise provides for distributions or benefits that are calculated based on the value of a Share (collectively, the “Deferred Plans”), will be adjusted and converted into a right of the holder to have allocated to the holder’s account under any such Deferred Plan an amount denominated in cash equal to the product of (i) the number of shares of Company Common Stock deemed invested under or otherwise referenced by such account immediately prior to the Effective Time and (ii) the Merger Consideration, less any required withholding Taxes (the “Deferred Payment”), and will cease to represent a right to receive a number of shares of Company Common Stock or cash equal to or based on the value of a number of Shares. The Deferred Payment will be made at the time specified in the applicable Deferred Plan and related plan documents.

(d) Section 16b-3. Prior to the Effective Time, the Company will take all such lawful actions as may be necessary (which include satisfying the requirements of Rule 16b-3(e) promulgated under the Exchange Act), without incurring any liability in connection therewith, to provide for and give effect to the transactions contemplated by this Section 2.3.

(e) Transfer of Funds. At or immediately prior to the Effective Time, Parent will deposit, or cause to be deposited, with the Company the aggregate amount of cash necessary to permit the Company to make all of the payments contemplated by this Section 2.3.

2.4. Dissenters’ Rights. Shares that have not been voted for adoption of this Agreement and with respect to which appraisal has been properly demanded in accordance with Section 262 of the DGCL (“Dissenting Shares”) will not be converted into the right to receive the Merger Consideration at or after the Effective Time unless and until the holder of such Shares (a “Dissenting Stockholder”) withdraws such demand for such appraisal (in accordance with Section 262(k) of the DGCL) or becomes ineligible for such appraisal. If a holder of Dissenting Shares withdraws such demand for appraisal (in accordance with Section 262(k) of the DGCL) or becomes ineligible for such appraisal, then, as of the Effective Time or the occurrence of such event, whichever last occurs, each of such holder’s Dissenting Shares will cease to be a Dissenting Share and will be converted as of the Effective Time into and represent the right to receive the Merger Consideration, without interest thereon. The Company will give Parent prompt notice of any demands for appraisal, attempted withdrawals of such demands and any other documents received by the Company from any Dissenting Stockholder relating to stockholders’ rights of appraisal, and Parent will have the right to participate in all negotiations and proceedings with respect to such demands except as required by applicable Law. The Company will not, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), make any payment or enter into any agreement with respect to, or settle or offer to settle, any such demands for appraisal.

2.5. Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock, or securities convertible or exchangeable into or exercisable for shares of capital stock, of the Company occurs as a result of any merger, business combination, reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Merger Consideration will be equitably adjusted, without duplication, to reflect such change; provided that nothing in this Section 2.5 will be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

III. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the letter from the Company, dated the date hereof, addressed to Parent and Merger Sub and delivered to Parent and Merger Sub immediately prior to the execution and delivery of this Agreement by each of the Parties hereto (the “Company Disclosure Letter”) (provided that disclosure in any section of such Company Disclosure Letter will apply to the corresponding section of Article III of this Agreement and such other section of Article III of this Agreement to the extent that it is reasonably apparent that such disclosure applies to such other section of Article III of this Agreement) or in the Company SEC Documents publicly filed prior to the date of this Agreement (other than any forward-looking disclosures set forth in any risk factor section, any disclosure in any section relating to forward-looking statements and any other disclosures included therein to the extent they are predictive or forward-looking in nature), the Company represents and warrants to Parent and Merger Sub as of the date hereof (or, if applicable, such other date as is specified in this Article III) as follows:

3.1. Organization. (a) The Company and each of its Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or other organizational power to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be in good standing or to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) The Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) The Restated Certificate of Incorporation, By-Laws and the certificate of incorporation, by-laws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents for each Subsidiary of the Company (collectively, the “Company Subsidiary Organizational Documents”) are in full force and effect and neither the Company nor any of its Subsidiaries is in violation of any of the provisions of their respective organizational documents, except, in the case of the Company Subsidiary Organizational Documents, where such failure to be in full force and effect or violation would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has made available to Parent prior to the date of this Agreement a true and complete copy of the Restated Certificate of Incorporation and By-Laws and the Company Subsidiary Organizational Documents, in each case, as amended through the date hereof.

3.2. Authorization; Validity of Agreement; Company Action. (a) The Company has the requisite corporate power to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Transactions, have been duly and validly authorized by the Board of Directors of the Company (the “Company Board”), and no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Transactions, except that the consummation of the Merger requires the Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery of this Agreement by Parent and Merger Sub, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (the “General Enforceability Exceptions”).

(b) Assuming the accuracy of the representations and warranties in Section 4.4(a), the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon to adopt this Agreement (the “Stockholder Approval”) is the only vote or consent of the holders of any class or series of the Company’s capital stock that is necessary in connection with the consummation of the Merger.

(c) At a meeting duly called and held, the Company Board (i) determined that the Merger is fair to and in the best interests of the Company’s stockholders, (ii) approved and declared advisable the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Merger, and (iii) resolved (subject to Section 5.2) to recommend to the Company’s stockholders that they adopt this Agreement (such recommendation, the “Company Recommendation”) and direct that such matter be submitted for consideration by the Company’s stockholders at the Special Meeting.

3.3. Consents and Approvals; No Violations. (a) The execution, delivery and performance of this Agreement by the Company do not and will not (i) conflict with or violate the Restated Certificate of Incorporation or By-Laws or the Company Subsidiary Organizational Documents, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) of this Section have been obtained, and all filings described in such clauses have been made, conflict with or violate any Law or Order applicable to the Company or any of its Subsidiaries or by which its or any of their respective properties are bound, or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in any payment, the loss of a benefit or right under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, termination, cancellation, amendment or acceleration or other occurrence which would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by the Company and the consummation of the Transactions, including the Merger, by the Company do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any governmental or regulatory (including stock exchange) body, agency, court, commission, instrumentality, authority or other legislative, executive or judicial entity (each, a “Governmental Entity”), except for (i) applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder (including the filing of the Proxy Statement), the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and state securities, takeover and “blue sky” Laws, (ii) the applicable requirements of the New York Stock Exchange (“NYSE”), (iii) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, (iv) the applicable requirements of antitrust or other competition

Laws of jurisdictions other than the United States or investment Laws relating to foreign ownership (“Foreign Antitrust Laws”) set forth in Section 3.3(b) of the Company Disclosure Letter, and (v) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

3.4. Capitalization. (a) The authorized capital stock of the Company consists of 75,000,000 shares of Preferred Stock, par value $0.01 per share (the “Company Preferred Stock”), and 200,000,000 shares of Common Stock, par value $0.01 per share (the “Company Common Stock”). As of the Measurement Date, (i) no shares of Company Preferred Stock are issued and outstanding, (ii) 70,707,256 shares of Company Common Stock were issued and outstanding, (iii) no shares of Company Common Stock were held in the treasury of the Company, (iv) 1,747,088 shares of Company Common Stock were reserved for issuance under the Company Stock Plans in respect of outstanding and future awards, (v) 249,836 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding Options, (vi) 978,818 shares of Company Common Stock were reserved for issuance under outstanding Share Units subject to performance-based vesting conditions (assuming for this purpose that performance is achieved at maximum), (vii) 896,004 shares of Company Common Stock reserved for issuance under outstanding Share Units not subject to performance-based vesting conditions, and (viii) 55,388 shares of Company Common Stock were reserved for issuance under the Deferred Plans. All the outstanding shares of Company Common Stock are, and all shares of Company Common Stock which may be issued pursuant to the exercise of outstanding Options, with respect to Share Units or pursuant to the Deferred Plans will be, when issued in accordance with the terms of the Options, the Share Units or the Deferred Plans, duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights. Except as set forth in this Section 3.4(a) and in Section 3.4(a) of the Company Disclosure Letter, there are no (A) shares of capital stock or other equity interests or voting securities of the Company authorized, issued or outstanding, (B) options, warrants, calls, preemptive rights, subscription or other rights, agreements, arrangements or commitments of any character (1) obligating the Company or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or other equity interests or voting security in the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares of capital stock or other equity interests or voting securities, (2) obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, preemptive right, subscription or other right, agreement, arrangement or commitment, or (3) other than under the Company Stock Plans, obligating the Company to make any payment to any Person the value of which is derived from or calculated based on the value of Company Common Stock or Company Preferred Stock or the value of any other capital stock or equity interests, (C) outstanding contractual or other obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock, or the capital stock or other equity interests or voting securities of the Company or of any of its Subsidiaries, or (D) issued or outstanding performance awards, units, rights to receive shares of Company Common Stock on a deferred basis, or rights to purchase or receive Company Common Stock or other equity interests or voting securities issued or granted by the Company to any current or former director, officer, employee or consultant of the Company (the items referred to in clauses (B) through (D) of or with respect to any Person, collectively, “Rights”). No Subsidiary of the Company owns any Shares. Neither the Company nor any of its Subsidiaries has any bonds, debentures, notes or other Indebtedness or similar obligations, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. Since the Measurement Date through the date hereof, the Company has not issued or repurchased any shares of Company Common Stock or granted any Options, Share Units or other Rights (other than in connection with the exercise, settlement or vesting pursuant to the Company Stock Plans in accordance with their respective terms).

(b) Other than as set forth on Section 3.4(b)(i) of the Company Disclosure Letter, all of the outstanding shares of capital stock and other Rights of each of the Company’s Subsidiaries are owned beneficially or of record by the Company, directly or indirectly, and all such shares and Rights have been validly issued and are fully paid and nonassessable and are owned by either the Company or one of its Subsidiaries free and clear of any Encumbrances other than Permitted Encumbrances. Section 3.4(b)(ii) of the Company Disclosure Letter lists each Subsidiary of the Company and its jurisdiction of organization. Neither the Company nor any of its Subsidiaries has (i) any, or obligation to acquire any, equity interest, security or right in any Person, (ii) any agreement or commitment to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person, or (iii) any agreement or commitment to provide any guarantee with respect to the obligations of another Person (other than the Company or its wholly owned Subsidiaries).

(c) There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock and other Rights of the Company or any of its Subsidiaries.

3.5. SEC Reports and Financial Statements. (a) The Company has timely filed with or furnished to the SEC all forms, reports, schedules, statements and other documents required to be filed or furnished by it since January 1, 2014, under the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”) (collectively, the “Company SEC Documents”). As of its respective date or, if amended, as of the date of the last such amendment, each Company SEC Document (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Company SEC Document or necessary in order to make the statements in such Company SEC Document, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002 (“SOX”), as the case may be, and the applicable rules and regulations of the SEC under the Exchange Act, the Securities Act and SOX, as the case may be. None of the Company’s Subsidiaries is, or at any time since January 1, 2014, has been, required to file any forms, reports or other documents with the SEC.

Each of the consolidated financial statements included in the Company SEC Documents (the “Company Financial Statements”) (A) has been derived from the books and records of the Company and its consolidated Subsidiaries, (B) complies in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC with respect to such requirements, (C) has been prepared in accordance with United States generally accepted accounting principles (“GAAP”), applied in all material respects on a consistent basis during the periods involved (except as may be indicated in the Company Financial Statements or in the notes to the Company Financial Statements and subject, in the case of unaudited statements, to normal year-end audit adjustments and the absence of footnote disclosure), and (D) fairly presents, in all material respects, the consolidated financial position and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries as of the dates and for the periods referred to in the Company Financial Statements.

(b) Neither the Company nor any of the Company’s Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or effect of such arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s Financial Statements or other Company SEC Documents.

(c) Each of the principal executive officers of the Company and the principal financial officer of the Company has made all certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company SEC Documents, and the statements contained in such certifications are accurate in all material respects. To the Knowledge of the Company, based on facts known as of the date hereof, the Company’s outside auditors and its principal executive officer and principal financial officer are expected to be able to make the certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company SEC Documents when next due for the quarter ended June 30, 2016. For purposes of this Agreement, “principal executive officer” and “principal financial officer” will have the meanings given to such terms in SOX.

(d) The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. To the Knowledge of the Company, the Company’s disclosure controls and procedures are designed to provide reasonable assurance that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of SOX. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of the Company has disclosed to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date hereof.

3.6. Absence of Certain Changes. (a) Since January 1, 2016 through the date of this Agreement, except as otherwise required or contemplated by this Agreement, the Company and its Subsidiaries have conducted their respective businesses only in all material respects in the ordinary course of business consistent with past practice, (b) since January 1, 2016, there has not been any fact, circumstance, event, change, effect or occurrence (including the incurrence of any liabilities of any nature, whether or not accrued, contingent or otherwise) that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (c) since January 1, 2016 through the date of this Agreement, none of the Company or any Subsidiary of the Company has taken any action that if taken after the date of this Agreement would have required Parent’s consent pursuant to Section 5.1.

3.7. No Undisclosed Material Liabilities. To the Company’s Knowledge, there are no liabilities of the Company or any of its Subsidiaries, whether accrued, absolute, determined or contingent that would be required to be reflected or reserved against on a consolidated statement of financial position of the Company and its consolidated Subsidiaries prepared in accordance with GAAP or disclosed in the notes thereto, except for (a) liabilities disclosed and provided for in the balance sheets included in the Company Financial Statements (or in the notes thereto) filed and publicly available prior to the date of this Agreement, (b) liabilities incurred in connection with the Transactions, (c) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2015, and (d) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.8. Compliance with Laws and Orders. The Company and each of its Subsidiaries is and, since January 1, 2014, has been in compliance with all applicable Laws and Orders, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company and its Subsidiaries hold all governmental licenses, authorizations, permits, consents and approvals necessary for the operation of the businesses of the Company and its Subsidiaries, taken as a whole (the “Company Permits”), except where such failure would not reasonably be expected to have, individually or in the aggregate, a

Material Adverse Effect. The Company and each of its Subsidiaries is in compliance with the terms of the Company Permits, except for failures to comply that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. This Section 3.8 does not relate to intellectual property rights matters, environmental matters or Tax matters.

3.9. Material Contracts. (a) Neither the Company nor any of its Subsidiaries is a party to or bound by any:

(i) Contract (other than this Agreement) that is required to be filed by the Company as a material contract pursuant to Item 601(b)(10) of Regulation S-K of the SEC;

(ii) indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of Indebtedness or Contract providing for Indebtedness in excess of $5,000,000;

(iii) Contract (other than this Agreement) entered into in connection with the sale or acquisition of any of its assets under which the Company or any of its Subsidiaries has any outstanding obligations that are material (other than sales of inventory, product or obsolete equipment or acquisitions of feedstock, in each case, in all material respects in the ordinary course of business);

(iv) Contract containing covenants binding on the Company or any of its Subsidiaries that materially restricts the ability of the Company or any of its Subsidiaries (or which, following the consummation of the Merger, could materially restrict the ability of the Surviving Corporation or any of its Affiliates) to compete in any business that is material to the Company and its Subsidiaries, taken as a whole, or with any Person or in any geographic area or solicit any client or customer, except for any such Contract that may be canceled without penalty by the Company or any of its Subsidiaries upon notice of 60 days or less;

(v) Contract with respect to a material joint venture or material partnership or similar arrangement or agreement (excluding information technology Contracts);

(vi) Contract that would prevent or delay the Company from performing its obligations under this Agreement in any material respect;

(vii) other Contract (other than this Agreement, purchase orders in the ordinary course of business, agreements between the Company and any of its wholly owned Subsidiaries or between any of the Company’s wholly owned Subsidiaries or Company Benefit Plans) under which the Company and its Subsidiaries are obligated to make or receive payments in the future in excess of $10,000,000 per annum or $50,000,000 during the life of the Contract;

(viii) any Contract that grants any right of first refusal, right of first offer, put, call or similar right with respect to any material assets, rights or properties of the Company or its Subsidiaries;

(ix) any Contract with any Affiliate or other Person that would be required to be disclosed under Item 404(a) of Regulation S-K promulgated under the Exchange Act; and

(x) (A) any Contract that expressly obligates the Company or any of its Subsidiaries (or following the Closing, Parent or any of its Subsidiaries) to conduct business with any third party on a preferential or exclusive basis, (B) any Contract that contains “most favored nation” or similar covenants, or (C) any Contract that requires the Company or any of its Subsidiaries to “take or pay” with respect to the purchase of any goods or services, in each of cases (A), (B) and (C), where such obligation, covenant or requirement, respectively, is material to the Company and its Subsidiaries, taken as a whole.

Each such Contract described in clauses (i)-(x) is referred to herein as a “Material Contract.”

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries is (and, to the Knowledge of the Company, no other party is) in default under any Material Contract, (ii) each of the Material Contracts is in full force and effect, and is the valid, binding and enforceable obligation of the Company and its Subsidiaries, and to the Knowledge of the Company, of the other parties thereto, subject to the General Enforceability Exceptions, (iii) the Company and its Subsidiaries have, and to the Knowledge of the Company, the counterparties thereto have, performed all obligations required to be performed by them to date under the Material Contracts and are not (with or without the lapse of time or the giving of notice, or both) in material breach thereunder, and (iv) neither the Company nor any of its Subsidiaries has received any notice of termination with respect to, and, to the Knowledge of the Company, no party has threatened to terminate, nor are there any disputes pending, or to the Knowledge of the Company, threatened with respect to any Material Contract.

3.10. Information in Proxy Statement. The proxy statement relating to the Special Meeting (such proxy statement, as amended or supplemented from time to time, the “Proxy Statement”) will not, at the date it is first mailed to the Company’s stockholders or at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement.

3.11. Litigation. There are no Actions pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party or subject to, or in default under, any Order which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. This Section 3.11 does not relate to intellectual property rights matters or environmental matters.

3.12. Employee Compensation and Benefit Plans; ERISA. (a) As used herein, the term “Company Benefit Plan” means each material “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and each other material equity incentive, compensation, severance, employment, change-in-control, retention, fringe benefit, bonus, incentive, savings, retirement, deferred compensation, or other benefit plan, agreement, program, policy or Contract, whether or not subject to ERISA (including any related funding mechanism), in each case other than a “multiemployer plan,” as defined in Section 3(37) of ERISA, under which (i) any current or former employee, officer or director, contractor or consultant of the Company or any of its Subsidiaries (“Covered Employees”) has any present or future right to benefits and which are entered into, contributed to, sponsored by or maintained by the Company or any of its Subsidiaries or (ii) the Company or any of its Subsidiaries has any present or future liability.

(b) Except as would not, individually or in the aggregate, have a Material Adverse Effect:

(i) each Company Benefit Plan is in compliance with all applicable Laws, including ERISA and the Code to the extent applicable thereto;

(ii) each Company Benefit Plan that is intended to be a qualified plan under Section 401(a) of the Code has received a favorable determination or opinion letter to that effect from the IRS and, to the Knowledge of the Company, no event has occurred since the date of such determination or opinion that would reasonably be expected to adversely affect such determination, and any loans issued pursuant to any such Company Benefit Plan are in compliance with the terms of such Company Benefit Plan;

(iii) no condition exists that is reasonably likely to subject the Company or any of its ERISA Affiliates to any actual liability under Title IV of ERISA;

(iv) (A) each Company Benefit Plan that is maintained primarily for the benefit of Covered Employees based outside of the United States (a “Non-U.S. Plan”) is in compliance with all applicable Laws and (B) each Non-U.S. Plan that is required to be funded is funded to the extent required by applicable Law, and with respect to all other Non-U.S. Plans, reserves therefore have been established as required on the accounting statements of the applicable Company or Subsidiary of the Company;

(v) there is no lockout, strike, slowdown, work stoppage or, to the Knowledge of the Company, threat thereof by or with respect to any employees of the Company or any of its Subsidiaries; and

(vi) the consummation of the Transactions will not (A) entitle any current or former officer or director of the Company or any of its Subsidiaries to any severance pay, unemployment compensation or any other payment or (B) accelerate the time of payment or vesting of, or otherwise increase any amounts due to any such officer or director under any Company Benefit Plan.

(c) Section 3.12(c) of the Company Disclosure Letter sets forth a listing that is complete and accurate in all material respects of (i) the outstanding equity awards and their material terms, including the grantee, type, amount, vesting schedule and exercise price, if applicable, for each employee, (ii) any material agreements that provide for an increase in the payment or benefits due or that trigger payment or the acceleration of vesting, settlement or funding as the result of the Transactions (with or without the occurrence of any other event), and (iii) any material employment, termination, severance, consulting, relocation, repatriation, expatriation, or similar Contract (or templates thereof) between the Company or any of its Subsidiaries and any employee, consultant or contractor of the Company or any of its Subsidiaries, other than offer letters for which the Company or any Subsidiary has no material liability or obligation beyond payment of compensation and benefits during the term of service.

3.13. Properties. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or one of its Subsidiaries has good and marketable fee simple title to all Owned Real Property and valid leasehold estates in all Leased Real Property free and clear of all Encumbrances, except Permitted Encumbrances. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or one of its Subsidiaries has exclusive possession of each Owned Real Property and Leased Real Property, other than any use and occupancy rights granted to third-party owners, tenants or licensees pursuant to Contracts with respect to such real property entered in the ordinary course of business.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each lease for the Leased Real Property is in full force and effect and is the valid, binding and enforceable obligation of the Company and its Subsidiaries and, to the Knowledge of the Company, of the other parties thereto, subject to the General Enforceability Exceptions, and (ii) there is no default under any lease for the Leased Real Property either by the Company or its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default by the Company or its Subsidiaries thereunder.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there are no pending or, to the Knowledge of the Company, threatened condemnation or eminent domain proceedings that affect any Owned Real Property or Leased Real Property.

3.14. Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company or one of its Subsidiaries owns all right, title and interest in, or has the valid and enforceable right to use, pursuant to a license or otherwise, in each case, free and clear of all Encumbrances, except Permitted Encumbrances, all Intellectual Property Rights required to operate the Company’s and its Subsidiaries’ businesses as presently conducted and (ii) (A) there are no pending, and the Company has not received any written notice of any threatened, Actions alleging a violation, misappropriation or infringement of the Intellectual Property Rights of any other Person by the Company or its Subsidiaries, except for any of the foregoing that have since been resolved, (B) to the Knowledge of the Company, the operation of the Company’s and its Subsidiaries’ businesses as currently conducted does not violate, misappropriate or infringe the Intellectual Property Rights of any other Person, and (C) to the Knowledge of the Company, no other Person has violated, misappropriated or infringed any Intellectual Property Rights owned by the Company or any of its Subsidiaries.

3.15. Environmental Laws. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) the Company and its Subsidiaries have since January 1, 2014 complied with all applicable Environmental Laws, and possess and since January 1, 2014 have complied with all applicable Environmental Permits required under such Laws to operate the businesses of the Company and its Subsidiaries as currently operated, (b) there are no Materials of Environmental Concern at any property currently or, to the Knowledge of the Company, formerly owned or operated by the Company or its Subsidiaries, under circumstances that have resulted in or are reasonably likely to result in liability of the Company or its Subsidiaries under any applicable Environmental Laws, (c) the Company has not received any written notification alleging that it or any of its Subsidiaries is liable, or request for information, pursuant to any applicable Environmental Law, concerning any Release, threatened Release of or exposure to any Materials of Environmental Concern at any location except, with respect to any such notification or request for information concerning any such Release or threatened Release, to the extent such matter has been fully resolved with the appropriate Governmental Entity or Person, and (d) there are no Actions arising under Environmental Laws pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries under any Environmental Law or arising from the Release or presence of or exposure to Materials of Environmental Concern.

3.16. Taxes. (a) The Company and each of its Subsidiaries has timely filed all material Tax Returns that it was required to file (taking into account any valid extensions of time within which to file) and has duly and timely paid all Taxes shown thereon as due and owing and all other Taxes required to be paid by it. All such Tax Returns were correct and complete in all material respects.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no audit or other proceeding with respect to any Taxes due from the Company or any of its Subsidiaries, or any Tax Return of the Company or any of its Subsidiaries, is pending or threatened in writing by any Governmental Entity, and no written claim has been made by any Governmental Entity in any jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that it or such Subsidiary is subject to Tax by that jurisdiction. Each material assessed deficiency resulting from any audit or examination relating to Taxes by any Governmental Entity has been timely paid or an adequate provision therefor has been made and there is no material assessed deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by the Company or any of its Subsidiaries.

(c) Neither the Company nor any of its Subsidiaries has agreed to any extension or waiver of the statute of limitations applicable to any material Tax Return, or agreed to any extension of time with respect to a material Tax assessment or deficiency, which period (after giving effect to such extension or waiver) has not yet expired.

(d) Neither the Company nor any of its Subsidiaries is a party to any material Tax allocation or Tax sharing Contract.

(e) The Company and each of its Subsidiaries has withheld and remitted all material Taxes required to have been withheld and remitted under applicable Law in connection with any amounts paid or owing to any employee, independent contractor, creditor or other party.

(f) There are no material Encumbrances for unpaid Taxes on the assets of the Company or any of its Subsidiaries, except Encumbrances for current Taxes not yet due and payable.

(g) Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code (other than a group the common parent of which is the Company) or (ii) has any liability for Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor or by contract.

(h) None of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or any similar provision of any other applicable Law) occurring during the two-year period ending on the date hereof.

(i) None of the Company or any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

3.17. Opinions of Financial Advisors. Each of Barclays Capital Inc. and Morgan Stanley & Co. LLC (each, a “Financial Advisor”) has delivered to the Company Board its written opinion to the effect that, as of the date of such opinion and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration to be received in the Merger by the Company’s stockholders is fair from a financial point of view to such stockholders. Complete and executed copies thereof will be delivered to Parent promptly after the date of this Agreement. It is agreed and understood that such opinion is for the information of the Company Board and may not be relied upon by Parent or Merger Sub.

3.18. Brokers or Finders. Except for the Financial Advisors, no agent, broker, investment banker, financial advisor or other Person is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee or payment based upon arrangements made by and on behalf of the Company or any of its Subsidiaries. The Company has made available to Parent prior to the date of this Agreement, a true, correct and complete copy of any engagement letter or other Contract between the Company and each Financial Advisor.

3.19. State Takeover Statutes. Assuming the representations and warranties in Section 4.4(a) are true and correct, the adoption and approval by the Company Board of this Agreement, the Merger and the other Transactions represents all the action necessary to render inapplicable to this Agreement, the Merger and the other Transactions, all “fair price,” “control share acquisition,” “interested stockholder,” “business combination,” anti-takeover or other similar statutes or regulations (including the provisions of Section 203 of the DGCL) (each a “Takeover Statute”) to the extent, if any, such statutes or regulations would otherwise be applicable to this Agreement, the Merger and the other Transactions.

3.20. No Other Representations or Warranties. Except for the representations and warranties made by the Company in this Article III, none of the Company, any of its Subsidiaries or any other Person makes any representations or warranties on behalf of the Company or any of its Subsidiaries. Without limiting the representations and warranties made by the Company in this Article III, neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in certain “data rooms” or management presentations in expectation of the Transactions. Each of Parent and Merger Sub acknowledges and agrees that it (a) has had an opportunity to discuss the business of the Company and its Subsidiaries with the management of the Company, (b) has had reasonable access to (i) the books and records of the Company and its Subsidiaries and (ii) the electronic dataroom maintained by the Company for purposes of the Transactions, (c) has been afforded the opportunity to ask questions of and receive answers from officers and other key employees of the Company, and (d) has conducted its own independent investigation of the Company and its Subsidiaries, their respective businesses and the Transactions, and has not relied on any representation, warranty or other statement by any Person on behalf of the Company or any of its Subsidiaries, other than the representations and warranties of the Company expressly contained in this Article III, and that all other representations and warranties are specifically disclaimed. For the avoidance of doubt, neither the Company nor any of its Affiliates makes any other express or implied representation or warranty with respect to “Information” as defined in the Confidentiality Agreement, dated March 14, 2016, between the Company and Parent (the “Confidentiality Agreement”) or “May 31 Synergy Information” as defined in the Confidentiality Agreement, dated May 31, 2016, between the Company and Parent (the “Synergy Confidentiality Agreement”).

IV. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, represent and warrant to the Company as of the date hereof (or, if applicable, such other date as is specified in this Article IV) as follows:

4.1. Organization. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or other organizational power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Parent and Merger Sub to consummate the Transactions. Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting rights, charges or other encumbrances of any nature whatsoever. Prior to the date hereof, Parent has provided to the Company the name of the “ultimate parent entity” for purposes of obtaining the approvals of the Governmental Entities contemplated by this Agreement. Neither Parent nor Merger Sub is in violation of its organizational or governing documents.

4.2. Authorization; Validity of Agreement; Necessary Action. Each of Parent and Merger Sub has the requisite corporate power to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation by it of the Transactions, have been duly and validly authorized by the respective boards of directors of Parent and Merger Sub and by Parent as the sole stockholder of Merger Sub, and no other corporate action on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by them of the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due and valid authorization, execution and delivery of this Agreement by the Company, is a valid and binding obligation of each of Parent and Merger Sub enforceable against each of them in accordance with its terms, subject to the General Enforceability Exceptions. No vote or approval of the stockholders of Parent is required in connection with the execution, delivery or performance by Parent and Merger Sub of their obligations hereunder or for the consummation of the Transactions (including pursuant to the requirements of any applicable stock exchange).

4.3. Consents and Approvals; No Violations. (a) The execution, delivery and performance of this Agreement by each of Parent and Merger Sub do not and will not (i) conflict with or violate the respective certificate of incorporation or by-laws (or similar organizational documents) of Parent or Merger Sub, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) of this Section have been obtained, and all filings described in such clauses have been made, conflict with or violate any Law or Order applicable to Parent or Merger Sub or by which either of them or any of their respective properties are bound, or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in any payment, the loss of a benefit or right under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or its or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, termination, cancellation, amendment or acceleration or other occurrence which would not prevent or materially impair the ability of Parent and Merger Sub to consummate the Transactions.

(b) The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the Transactions, including the Merger, by Parent and Merger Sub do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) applicable requirements, if any, of the Exchange Act and the rules and regulations promulgated thereunder, the HSR Act, and state securities, takeover and “blue sky” Laws, (ii) the applicable requirements of NYSE, (iii) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, (iv) the applicable requirements of Foreign Antitrust Laws set forth in Section 3.3(b) of the Company Disclosure Letter, and (v) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not impair the ability of Parent and Merger Sub to consummate the Transactions.

4.4. Ownership of Company Common Stock. (a) As of the date of this Agreement, except as publicly disclosed by Parent prior to the date hereof, none of Parent, Merger Sub or their respective Affiliates owns (directly or indirectly, beneficially or of record) any shares of Company Common Stock and none of Parent, Merger Sub or their respective Affiliates holds any rights to acquire or vote any shares of Company Common Stock except pursuant to this Agreement. None of Parent, Merger Sub or any of their “affiliates” or “associates” is or has been, within three years of the date hereof, an “interested stockholder” of the Company, as those terms are defined in Section 203 of the DGCL, or has taken any action that would cause any anti-takeover statute under the DGCL to be applicable to this Agreement or any of the Transactions.

(b) As of the date hereof, there are no Contracts between Parent or Merger Sub, on the one hand, and any member of the Company’s management or directors, on the other hand, that relate in any way to the Company or the Transactions.

4.5. Information in Proxy Statement. None of the information supplied or to be supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company’s stockholders or at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

4.6. No Prior Activities. Merger Sub has been formed solely for the purpose of engaging in the Transactions and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein. As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and immediately prior to the Effective Time will be, owned by Parent.

4.7. Litigation. There are no Actions pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub which would prevent or materially delay the consummation of the Transactions. Neither Parent nor Merger Sub is a party or subject to or in default under any Order which would prevent or materially delay the consummation of the Transactions.

4.8. Solvency. Assuming that the conditions to the obligation of Parent and Merger Sub to consummate the Merger have been satisfied or waived, then immediately following the Effective Time and after giving effect to all of the Transactions, the payment of the aggregate Merger Consideration to which the stockholders of the Company are entitled under Article II, funding of any obligations of the Surviving Corporation or its Subsidiaries which become due or payable by the Surviving Corporation and its Subsidiaries in connection with, or as a result of, the Merger, any required refinancings or repayments of existing Indebtedness of the Company or any of its Subsidiaries and payment of all related fees and expenses, Parent and its Subsidiaries will not on a consolidated basis (a) be insolvent (either because its financial condition is such that the sum of its debts, including contingent and other liabilities, is greater than the fair market value of its assets or because the fair saleable value of its assets is less than the amount required to pay its probable liability on its existing debts, including contingent and other liabilities, as they mature), (b) have unreasonably small capital for the operation of the businesses in which it is engaged or proposed to be engaged or (c) have incurred debts, or be expected to incur debts, including contingent and other liabilities, beyond its ability to pay them as they become due.

4.9. Financing. (a) Parent has delivered to the Company a true and complete copy of a fully executed commitment letter (together with any term sheet relating thereto), dated as of the date of this Agreement (as amended or replaced in accordance with Section 5.3 hereof, the “Debt Commitment Letter”), pursuant to which the financial institutions party thereto (together with any other entities that have committed to provide or arrange or otherwise entered into agreements in connection with the Debt Financing or other financings in connection with the Transactions and the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or related thereto, and together with their respective Affiliates and their and their respective Affiliates’ Representatives and their respective successors and assigns, collectively, the “Debt Financing Sources” and each, a “Debt Financing Source”) have committed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein for the purposes set forth therein (the “Debt Financing”). Parent has also delivered to the Company true and complete copies of any fee letter entered into in connection with the Debt Commitment Letter (any such fee letter, a “Fee Letter”), except that the numerical fees, pricing and other commercially sensitive numbers and provisions specified in any such Fee Letter (including any provisions relating to “flex” terms or similar concepts) may have been redacted.

(b) Assuming the conditions to the obligation of Parent and Merger Sub to consummate the Merger have been satisfied or waived, at the Closing Parent will have sufficient available funds to pay the Merger Consideration and any other amounts payable pursuant to this Agreement or in connection with the Transactions, including the Merger, by Parent or Merger Sub or any obligations of the Surviving Corporation or its Subsidiaries that become due and payable in connection with, or as a result of, the Transactions, including the Merger and payment of all fees and expenses related to the foregoing.

(c) The Debt Commitment Letter is in full force and effect and has not been withdrawn, rescinded or terminated or otherwise amended, supplemented or modified in any respect, except as may be permitted by Section 5.3. The Debt Commitment Letter, in the form delivered to the Company prior to the execution of this Agreement, is a valid and binding obligation of Parent and enforceable against it in accordance with its terms, and, to the Knowledge of Parent as of the date of this Agreement, is a valid and binding obligation against each Debt Financing Source and enforceable against each Debt Financing Source in accordance with its terms, in each case subject to the General Enforceability Exceptions. There are no side letters or other Contracts or arrangements (except for any Fee Letters and any agreements entered into after the date of this Agreement that are expressly contemplated by the Debt Commitment Letter) relating to any Prohibited Changes with respect to the Debt Financing. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, could constitute a default or breach on the part of Parent, Merger Sub or, to the Knowledge of Parent, any Debt Financing Source, under any term of the Debt Commitment Letter or otherwise result in the failure of any condition to the Debt Financing or any portion of the Debt Financing contemplated thereby to be unavailable at the Closing. Assuming the conditions to the obligation of Parent and Merger Sub to consummate the Merger have been satisfied or waived, neither Parent nor Merger Sub has reason to believe that it or any Debt Financing Source would be unable to satisfy on a timely basis any term or condition of the Debt

Commitment Letter required to be satisfied by such Person. Parent or Merger Sub has fully paid any and all commitment fees or other fees required by the Debt Commitment Letter to be paid on or before the date of this Agreement. Parent acknowledges and agrees that there are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing immediately prior to the Closing, other than as expressly set forth in the Debt Commitment Letter. For the avoidance of doubt, Parent and Merger Sub acknowledge and agree that their respective obligations hereunder, including their obligations to consummate the Transactions, are not subject to, or conditioned on, receipt of the debt financing under the Debt Commitment Letter or otherwise.

4.10. Disclaimer of Warranties. Parent and Merger Sub acknowledge that neither the Company, its Subsidiaries nor any other Person has made any express or implied representation or warranty on behalf of the Company or any of its Affiliates as to the accuracy or completeness of any information regarding the Company provided to Parent and Merger Sub, except as expressly set forth in Article III, and Parent and Merger Sub further agree that, without limiting the representations and warranties made by the Company in Article III, neither the Company, its Subsidiaries nor any other Person will have or be subject to any liability to Parent, Merger Sub or any other Person resulting from the distribution to Parent and Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including the “Information,” as defined in the Confidentiality Agreement and “May 31 Synergy Information” as defined in the Synergy Confidentiality Agreement. In connection with any investigation by Parent and Merger Sub of the Company and its Subsidiaries, Parent and Merger Sub have received or may receive from the Company and/or its Affiliates and/or other Persons on behalf of the Company certain projections, forward-looking statements and other forecasts and certain business plan information in written or verbal communications. Without limiting the representations and warranties made by the Company in Article III, Parent and Merger Sub acknowledge that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Parent and Merger Sub are familiar with such uncertainties, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans), and that Parent and Merger Sub will have no claim against the Company or any other Person with respect thereto. Accordingly, Parent and Merger Sub acknowledge that neither the Company nor any other Person on behalf of the Company makes any other representation or warranty with respect to such estimates, projections, forecasts or plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans).

V. COVENANTS

5.1. Interim Operations of the Company. From the date of this Agreement and until the Effective Time or the earlier termination of this Agreement in accordance with its terms, except (a) as contemplated by this Agreement, (b) as set forth on Section 5.1 of the Company Disclosure Letter, (c) as required by applicable Law, or (d) as consented to in writing by Parent after the date of this Agreement and prior to the Effective Time, which consent will not be unreasonably withheld or delayed with respect to the matters in paragraphs (i), (iv), (v), (vi), (vii), (x) and, to the extent related thereto, (xiii), the Company agrees that:

(i) the Company and its Subsidiaries will use commercially reasonable efforts to conduct business only in the ordinary course of business consistent with past practice;

(ii) the Company will not amend its Restated Certificate of Incorporation or By-Laws and the Company’s Subsidiaries will not amend the Company Subsidiary Organizational Documents;

(iii) neither the Company nor any of its Subsidiaries will (A) declare, set aside or pay any dividend or other distribution, whether payable in cash, stock or other property, with respect to its capital stock, except for quarterly cash dividends payable in the amounts and at the times consistent with the Company’s current dividend policy, (B) issue, sell, transfer, pledge, dispose of or encumber or agree to issue, sell, transfer, pledge, dispose of or encumber any additional shares of capital stock or other Rights of the Company or any of its Subsidiaries or Taiwan Chlorine Industries, Ltd., other than in respect of the shares of the Company’s capital stock reserved for issuance on the date of this Agreement and issued pursuant to the awards under the Company Stock Plans outstanding the date of this Agreement or in respect of account balances under the Deferred Plans as of the date of this Agreement, (C) split, combine or reclassify the Shares or any other outstanding capital stock of the Company or any of the Subsidiaries of the Company or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution therefor, or (D) redeem, purchase or otherwise acquire, directly or indirectly, any capital stock or other Rights of the Company or any of its Subsidiaries, except, in the case of each of clauses (A) through (D), as required by any Company Benefit Plan in effect as of the date of this Agreement;

(iv) except as required by applicable Law, under the terms of any Company Benefit Plan or collective bargaining agreement as of the date of this Agreement disclosed to Parent or contemplated hereby or by the Company Disclosure Letter, the Company will not and will not permit its Subsidiaries to (A) grant or announce any increase in the salaries, bonuses or other compensation or benefits payable to any officer, executive officer or director of the Company (other than annual salary or wage rate adjustments in the ordinary course of business consistent with past practice for employees whose base salaries are less than $200,000 annually), (B) enter into any new, or amend in any material respect any existing, employment, indemnification, severance, retention, change in control or similar agreement, except to implement any grant or increase to the extent permitted pursuant to clause (A) of this subsection (iv) or any new hire to the extent permitted pursuant to clause (D) of this subsection (iv) or, (C) establish, adopt, enter into, amend, terminate or take any action to accelerate rights under any Company Benefit Plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Benefit Plan if it were in existence as of the date of this Agreement, or (D) hire or transfer any officer or employee who would earn more than $200,000 in base salary annually (other than offers extended prior to the date of this Agreement and disclosed to Parent and other than positions that become open after the date of this Agreement);

(v) neither the Company nor any of its Subsidiaries will (A) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except for obligations of the Company or any of its wholly owned Subsidiaries or (B) make any loans, advances or capital contributions to, or investments in, any other Person except for loans among the Company and any of its wholly owned Subsidiaries, other than advances to officers, directors or employees of the Company or any of its Subsidiaries made in the ordinary course of business for expenses incurred in their capacity as such;

(vi) neither the Company nor any of its Subsidiaries will make any capital expenditures that, in the aggregate, materially exceed the amount of capital expenditures contemplated by the Company’s existing capital budget, a copy of which has been furnished to Parent;

(vii) neither the Company nor any of its Subsidiaries will pay, discharge, waive, settle or satisfy any rights, claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than for amounts, individually or in the aggregate, not to exceed $5,000,000 (in excess of third-party insurance);

(viii) neither the Company nor any of its Subsidiaries will (A) incur, guarantee or otherwise become liable for or modify in any material respect any Indebtedness or (B) other than as required by the terms of such Indebtedness, prepay, redeem, repurchase, defease, cancel or otherwise acquire any Indebtedness, in each case, excluding borrowings under the Revolver in the ordinary course of business consistent with past practice and other than for amounts, individually or in the aggregate, not to exceed $5,000,000;

(ix) neither the Company nor any of its Subsidiaries will change any of the accounting methods, principles or practices used by it unless required by a change in GAAP or applicable Law;

(x) neither the Company nor any of its Subsidiaries will (A) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, business combination, restructuring, recapitalization or other reorganization (other than this Agreement), (B) acquire by merging or consolidating with, or by purchasing any equity interest in or portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or Person, or division thereof, other than acquisitions of feedstock or other raw materials in the ordinary course of business, or (C) acquire, transfer, lease, license, sell, mortgage, pledge, or otherwise dispose of or encumber any of its material assets, other than (x) Permitted Encumbrances and (y) to or in favor of the Company or a wholly owned Subsidiary of the Company;

(xi) neither the Company nor any of its Subsidiaries will (A) accelerate, terminate, cancel, renew, fail to exercise an expiring renewal option, amend, waive any material right under, or otherwise modify any Material Contract or any Contract that would constitute a Material Contract if it were in effect on the date of this Agreement or (B) enter into any Contract that would constitute a Material Contract if it were in effect on the date of this Agreement, in each case, other than in the ordinary course of business consistent with past practice (it being understood that solely for purposes of this Section 5.1(xi), the reference to $10,000,000 in clause (vii) of the definition of Material Contract will be deemed to reference $5,000,000, and the reference to $50,000,000 in such clause will be deemed to reference $25,000,000);

(xii) neither the Company nor any of its Subsidiaries will make, change or revoke any material Tax election, change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement within the meaning of Section 7212 of the Code (or any comparable provision of state, local or foreign Law) or request any material Tax ruling; and

(xiii) neither the Company nor any of its Subsidiaries, will agree to take or make any commitment to take any of the actions described in the foregoing clauses (i)-(xii).

Nothing contained in this Agreement will give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

5.2. Acquisition Proposals. (a) The Company will, will cause each of its and each of its Subsidiaries’ officers, directors and employees to, and will use reasonable best efforts to cause each of its other Representatives to, cease any discussions or negotiations with any Persons that may be ongoing with respect to a Company Takeover Proposal. The Company will, and will direct each of its Representatives to, not (i) directly or indirectly through another Person solicit, initiate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal, (ii) engage in or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with or for the purpose of encouraging or facilitating, a Company Takeover Proposal, or (iii) enter into any letter of intent or Contract providing for a Company Takeover Proposal. The Company will, and will direct each of its Representatives to, promptly (i) request (to the extent it has not already done so prior to the date of this Agreement) any Person that has executed a confidentiality or non-disclosure agreement in connection with any actual or potential Company Takeover Proposal or the Company’s sale process for all or a portion of the Company’s Building Products business unit that remains in effect as of the date of this Agreement (a “Prior NDA”) to promptly return or destroy all confidential information in the possession or under the control of such Person or its Representatives in accordance with the terms of such Prior NDA and (ii) waive any provisions of any Prior NDA that prevents the counterparty thereto from making a Company Takeover Proposal without the prior consent of the Company or the Company Board.

(b) Notwithstanding anything to the contrary contained in Section 5.2(a) or any other provision of this Agreement, if at any time prior to obtaining the Stockholder Approval the Company or any of its Representatives receives a written Company Takeover Proposal from any Person or group of Persons, which Company Takeover Proposal did not result from any breach of this Section 5.2, (i) the Company and its Representatives may contact such Person or group of Persons to clarify the terms and conditions thereof and (ii) if the Company Board or any duly constituted and authorized committee thereof determines, after consultation with its financial and legal advisors, that such Company Takeover Proposal constitutes or could reasonably be expected to lead to a Company Superior Proposal, then the Company and its Representatives may (A) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Company Takeover Proposal (provided that the Company will promptly (and in any event within 24 hours) provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives) and (B) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Company Takeover Proposal.

(c) The Company will promptly (and in any event within 24 hours) notify Parent in writing in the event that the Company or any of its Representatives receives a Company Takeover Proposal or any offer, proposal, inquiry or request for information or discussions relating to the Company or its Subsidiaries that the Company Board determines could reasonably be expected to lead to, result in or that contemplates a Company Takeover Proposal, including the identity of the Person making the Company Takeover Proposal or offer, proposal, inquiry or request and the material terms and conditions thereof (including an unredacted copy of such Company Takeover Proposal, offer, proposal, inquiry or request or, where such Company Takeover Proposal, offer, proposal, inquiry or request is not in writing, a reasonably detailed description of the terms thereof, and any draft documentation related thereto). The Company will keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Company Takeover Proposal on a prompt basis (and in any event within 24 hours). The Company agrees that the Company and its Subsidiaries will not enter into any confidentiality agreement or other Contract with any Person subsequent to the date hereof which prohibits the Company from providing any information to Parent in accordance with this Section 5.2.

(d) Except as expressly permitted by this Section 5.2(d) or Section 5.2(e), the Company Board will not (i) (A) fail to include the Company Recommendation in the Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Recommendation, (C) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or a “stop, look and listen” communication or other public disclosure that the Company Board determines, after consultation with counsel, is required to be disclosed by Law (provided that such public disclosure (other than a “stop, look and listen” communication in accordance with Section 5.2(f)) will be considered an Acquisition Recommendation Change unless such disclosure also expressly and concurrently reaffirms the Company Recommendation (it being understood that the Company Board may refrain from taking a position with respect to a Company Takeover Proposal until the close of business as of the tenth Business Day after the commencement of a tender offer in connection with such Company Takeover Proposal pursuant to Rule 14d-9(f) under the Exchange Act without such action being considered such an adverse modification)), or (D) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, to stockholders of the Company, a Company Takeover Proposal (the actions described in this clause (i) being referred to as an “Acquisition Recommendation Change”) or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent or other Contract with respect to any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement) (each, a “Company Acquisition Agreement”). Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Stockholder Approval is obtained, the Company Board may, in response to a Company Takeover Proposal which Company Takeover Proposal did not result from any breach of this Section 5.2, make an Acquisition Recommendation Change or enter into a definitive acquisition agreement with respect to such Company Takeover Proposal in accordance with Section 8.1(c) if the Company Board or any duly constituted and authorized committee thereof has determined after consultation with its financial and legal advisors, that (1) the failure to do so could be inconsistent with the Company Board’s fiduciary duties under applicable Law and (2) such Company Takeover Proposal constitutes a Company Superior Proposal; provided, however, that (A) the Company has given Parent at least five Business Days’ prior written notice of its intention to take such action (which will include the information with respect to such Company Takeover Proposal of the type described in the first sentence of Section 5.2(c)), (B) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose in writing an offer binding on Parent to effect revisions to the terms of this Agreement such that it would cause such Company Superior Proposal to no longer constitute a Company Superior Proposal, (C) following the end of such notice period, the Company Board or any duly constituted and authorized committee thereof shall have considered in good faith such binding offer, and shall have determined that such Company Superior Proposal continues to constitute a Company Superior Proposal if the revisions proposed in such binding offer were to be given effect, and (D) in the event of any material change to the terms of such

Company Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (A) above and the notice period will have recommenced, except that the notice period will be at least three Business Days (rather than the five Business Days otherwise contemplated by clause (A) above).

(e) Notwithstanding anything to the contrary herein, prior to the time the Stockholder Approval is obtained, the Company Board may change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Recommendation (“Change of Recommendation”) if the Company Board or any duly constituted and authorized committee thereof has determined, after consultation with its financial and legal advisors, that failure to take such action could be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided, however, that such action may not be in response to a Company Takeover Proposal or a Company Superior Proposal (which is governed by Section 5.2(d)) and prior to taking such action, (i) the Company Board shall have given Parent at least five Business Days’ prior written notice of its intention to take such action and a description of the reasons for the Change of Recommendation, (ii) the Company shall have negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period after giving any such notice, to the extent Parent wishes to negotiate, to enable Parent to propose in writing an offer binding on Parent to effect revisions to the terms of this Agreement in such a manner that would obviate the need for making such Change of Recommendation, and (iii) at the end of such notice period, the Company Board or any duly constituted and authorized committee thereof shall have considered in good faith such binding offer, and shall have determined in good faith, after consultation with its financial advisor and legal counsel, that failure to effect a Change of Recommendation could be inconsistent with the Company Board’s fiduciary duties under applicable Law.

(f) Nothing contained in this Section 5.2 or in Section 6.6 will prohibit the Company or the Company Board from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or from making any other disclosure to the Company’s stockholders, in each case, if, in the Company Board’s determination after consultation with legal counsel, the failure so to disclose could be inconsistent with its or the Company’s obligations under applicable Law, provided that any such position or disclosure (other than any “stop, look and listen” communication made pursuant to, and that go no further than as provided in this sentence) shall be deemed to be an Acquisition Recommendation Change unless the Company Board expressly and concurrently reaffirms the Company Recommendation.

5.3. Financing. Parent will not agree to any amendment or modification to, or grant any waiver of, any provision under the Debt Commitment Letter without the prior written consent of the Company if such amendment, modification or waiver would (i) impose additional conditions, or otherwise amend or modify any of the conditions in a manner that is adverse in any material respect to Parent or the Company, to the receipt of the Debt Financing on the Closing Date, (ii) delay the timing of the funding of the

Debt Financing or prevent or make less likely to occur, the funding of the commitments thereunder, on the Closing Date, (iii) reduce the aggregate cash amount of the funding commitments thereunder, or (iv) adversely impact the ability of Parent or Merger Sub to enforce its rights against any other party to any Debt Commitment Letter or the definitive documentation with respect thereto (the foregoing clauses (i) through (iv), the “Prohibited Changes”); provided that, without the consent of the Company, Parent may amend the Debt Commitment Letter to add additional lenders, arrangers, bookrunners and agents or to implement or exercise any of the “market flex” provisions contained in the Fee Letter so long as such amendment would not reasonably be expected to impose additional conditions on the obligations of the Financing Sources or delay the Closing. Parent will not permit or consent to any waiver of any remedy under the Debt Commitment Letter or any early termination of the Debt Commitment Letter. In the event that all conditions contained in the Debt Commitment Letter have been satisfied, Parent will use reasonable best efforts to cause the Financing Sources to comply with their funding obligations thereunder. Notwithstanding the foregoing or any provision of this Agreement to the contrary, Parent will be entitled to replace the Debt Commitment Letter by entering into definitive documentation with respect to the Debt Financing on or prior to the Closing so long as such definitive documentation is on terms and conditions consistent with the Debt Commitment Letter and would not result in Prohibited Changes. Parent will use its reasonable best efforts to (A) maintain in effect the Debt Commitment Letter (including any definitive documentation entered into in connection therewith), (B) satisfy on a timely basis all conditions in the Debt Commitment Letter (including any definitive documentation entered into in connection therewith) applicable to Parent and Merger Sub to obtaining the Debt Financing as promptly as practicable (other than any condition where the failure to be so satisfied is a direct result of the Company’s failure to furnish information to Parent or otherwise comply with its obligations under this Agreement), (C) promptly upon execution thereof, at the request of the Company, provide to the Company complete executed copies of any definitive documentation with respect to the Debt Financing, (D) consummate the Debt Financing at or prior to the Closing, and (E) fully enforce the counterparties’ obligations and its rights under the Debt Commitment Letter (including any definitive documentation entered into in connection therewith), including by suit or other appropriate proceeding, to cause the lenders under the Debt Financing to fund in accordance with their respective commitments if all conditions to funding the Debt Financing in the Debt Commitment Letter (including any definitive documentation entered into in connection therewith) have been satisfied or waived. Parent will keep the Company reasonably informed on a timely basis of the status of Parent’s and Merger Sub’s efforts to arrange the Debt Financing and to satisfy the conditions thereof, including, upon Company’s reasonable request, (1) advising and updating the Company, in a reasonable level of detail, with respect to status, proposed Closing Date and material terms of the material definitive documentation for the Debt Financing and (2) providing copies of the current drafts of all such definitive documentation. If any portion of the Debt Financing otherwise becomes unavailable, and such portion is reasonably required to fund the aggregate Merger Consideration and all fees, expenses and other amounts contemplated to be paid by Parent, Merger Sub or Surviving Corporation pursuant to this Agreement, Parent and Merger Sub will promptly arrange and obtain in replacement thereof alternative financing from alternative sources in an amount sufficient to consummate the Merger. Notwithstanding anything in this Section 5.3 to the contrary, solely to the extent Parent shall receive prior to the Closing Date sufficient cash proceeds that are available to consummate the Merger on the Closing Date, Parent will have the right to substitute the proceeds of consummated equity, equity linked or convertible, exchangeable or debt issuances or other incurrences of debt for all or any portion of the amount contemplated to be provided by the Debt Financing contemplated by the Debt Commitment Letter and may reduce the amount of the commitments thereunder. Any reference in this Agreement to the “Debt Financing” will include any such alternative financing or such replacement financing, any reference in this Agreement to the “Debt Commitment Letter” will include the commitment letter and the corresponding fee letter with respect to any such alternative financing or such replacement financing, and any reference in this Agreement to the “Financing Sources” will include the financing institutions contemplated to provide any such alternative financing or replacement financing. Parent will keep the Company informed on a prompt basis in reasonable detail of the status of its efforts to arrange the Debt Financing and will, upon the Company’s reasonable request, promptly provide to the Company copies of all alternative or replacement financing commitments and related fee letters, redacted to the same extent as copies of the Debt Commitment Letter delivered by Parent on or prior to the date hereof. Parent acknowledges and agrees that its obligations hereunder, including its obligations to consummate the Transactions, are not subject to, or conditioned on, receipt of the Debt Financing, the Debt Transactions or any other financing.

5.4. Financing Cooperation. (a) In connection with Parent’s financing in connection with the Transaction (including the Debt Financing) (the “Parent Financing”), prior to the Closing, the Company will provide to Parent and Merger Sub, at Parent’s sole cost and expense, customary cooperation reasonably requested by Parent and Merger Sub that is necessary in connection with the arrangement and consummation of the Parent Financing, including (in each case, to the extent reasonably requested):

(i) participating in a reasonable number of meetings and due diligence sessions with the sources of the Parent Financing;

(ii) (A) provide GAAP audited consolidated balance sheets of the Company and its Subsidiaries and related statements of income, stockholders’ equity and cash flows for the three most recent fiscal years ended at least 60 days prior to the Closing Date and GAAP unaudited consolidated balance sheets of the Company and its Subsidiaries and related statements of income, stockholders’ equity and cash flows for each subsequent fiscal quarter ended at least 40 days prior to the Closing Date, which financial statements shall meet the requirements of Regulation S-X under the Securities Act, as amended, without regard to any applicable grace periods allowed for therein and all other accounting rules and regulations of the SEC promulgated thereunder applicable to a registered statement under the Securities Act on Form S-3 and (B) as promptly as practicable, provide financial data relating to the Company and its

Subsidiaries necessary to produce the pro forma financial statements and other pro forma financial data and financial information (including pro forma adjustments relating to the Transactions and, in any event, in accordance with S-X Article 11 and Regulation S-K required in registration statements filed with the SEC on Form S-3 without giving effect to any grace period for the timing of providing such financials, if any) required in order to satisfy the condition set forth in paragraph (iii)) of Exhibit B to the Debt Commitment Letter (as in effect on the date of this Agreement) (provided that in no event will the information required to be delivered pursuant to this clause (ii) be deemed to include or will the Company otherwise be required to prepare or provide pro forma financial statements) and (C) promptly provide such other pertinent information regarding the Company and its Subsidiaries and such other financial data relating to the Company and its Subsidiaries as may be reasonably requested by Parent in order to consummate the Debt Financing or that would be necessary to receive customary “comfort” letters from the independent registered public accounts of the Company (including negative assurance comfort); provided that the failure of the Company to provide the information and data described in Section 5.4(a)(ii)(A) within the applicable time period shall be deemed a failure to perform or comply with a covenant contained in this Agreement in all material respects only for purposes of Section 7.2(b) of this Agreement and not for purposes of Article VIII of this Agreement;

(iii) providing reasonable and customary assistance with the preparation of documents customarily required in connection with bank debt or public or private senior note financings and, to the extent required under the Debt Commitment Letter, providing all documentation and other information relating to the Company or any of its Subsidiaries required thereunder, including any documentation or other information reasonably required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001, except to the extent providing such assistance, documents or information would require the Company to breach any other Contract in effect as of the date hereof; and

(iv) using commercially reasonable efforts to assist Parent in obtaining surveys, legal opinions from applicable outside counsel and title insurance as reasonably requested by Parent or Merger Sub for the Parent Financing as customarily required in connection with bank debt or public or private senior notes financings, as the case may be (including, in all cases, the Parent Financing), except to the extent providing such assistance would require the Company to breach any other Contract in effect as of the date hereof.

(b) The Company and its outside legal counsel will be given reasonable opportunity to review and comment upon the offering documents or any materials for rating agencies, in each case, prepared after the date hereof, that include information about the Company or any Company Subsidiary prepared in connection with the Debt Financing. Notwithstanding anything to the contrary in this Section 5.4, (i) nothing will require cooperation to the extent it would interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise be in conflict with the terms of the Company’s existing credit facilities, the indentures governing the Senior Notes or applicable law, (ii) no obligation of the Company or any of its Subsidiaries under any certificate, document, Contract will be effective until the Effective Time (other than any notices of prepayment and/or commitment terminations which are delivered by the Company not in contravention of the applicable agreement and conditioned upon the consummation of the Merger and delivered in accordance with Section 5.5) and, none of the Company or any of its Subsidiaries will be required to pay any commitment or other similar fee or incur any other liability in connection with the Parent Financing, including any Debt Transaction, prior to the Effective Time, (iii) none of the Company Board or board of directors (or equivalent bodies) of any Subsidiary thereof will be required to adopt or enter into any resolutions or take similar action approving the Parent Financing prior to the Effective Time, and (iv) none of the Company or any of its Subsidiaries will be required to provide, and Parent will be solely responsible for (A) any description of all or any component of the Parent Financing, including any such description to be included in any liquidity or capital resources disclosure or any “description of notes”, (B) projections, risk factors or other forward-looking statements relating to any component of the Parent Financing, (C) consolidating and other financial statements and data that would be required by Rule 3-09 or Rule 3-16 of Regulation S-K, (D) Item 402(b) of Regulation S-K and information regarding executive compensation related to SEC Release Nos. 33-8732A, 34-54302A and IC- 27444A, and (E) the preparation of pro forma financial statements and any pro forma financial information relating to the proposed debt and equity capitalization in respect of the consummation of the Closing, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial statements. Parent will promptly reimburse the Company for any documented reasonable out-of-pocket costs, fees and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 5.4 (including expenses associated with attending meetings, presentations, road shows and due diligence presentations). In addition, Parent will indemnify, defend and hold harmless the Company and its Subsidiaries and its and their Representatives from and against any and all liabilities, obligations, losses, damages, claims, costs, expenses, awards, judgments and penalties (excluding, to the extent previously reimbursed, the costs, fees and expenses referred to in the immediately preceding sentence) suffered or incurred by any of them in connection with any Parent Financing and any information used in connection therewith, except and solely to the extent that any such obligations, losses, damages, claims, costs, expenses, awards, judgments and penalties, fees, costs or other liabilities are suffered or incurred as a result of the Company’s or its Subsidiaries or its or their Representatives’ gross negligence, bad faith, willful misconduct or material breach of this Agreement.

5.5. Treatment of Certain Indebtedness. (a) Upon the written request of Parent, the Company will use reasonable best efforts to, and to cause its Subsidiaries to, deliver all notices and take all other reasonable and necessary actions to cause (i) the repayment in full on the Closing Date (or in the case of letters of credit, cash collateralization, to the extent that Parent has not entered into an alternative arrangement with the issuing bank) of all obligations then outstanding under, (ii) the release on the Closing Date in connection with such repayment of all liens, security interests, pledges, or other encumbrances securing such obligations (other than cash collateralization of letters of credit as described above), and (iii) the termination (to the extent provided therein and pursuant to the terms thereof) on the Closing Date (such repayments, releases, and terminations, the “Existing Credit Facility Terminations”) of, in each case, the Credit Agreements, including using commercially reasonable efforts to obtain a payoff letter in customary form from the agent under the Credit Agreements; provided that (A) Parent will provide all funds required to effect all such repayments and cash collateralization of letters of credit and the Company will have no obligation to effect any such alternative arrangement for letters of credit and (B) in no event will this Section 5.5(a) require the Company or any of its Subsidiaries to (x) cause any of the Existing Credit Facility Terminations to be effective until the Closing shall have occurred, (y) pay any fees, incur or reimburse any costs or expenses, or make any payment in connection with the Existing Credit Facility Terminations, prior to the occurrence of the Effective Time (except to the extent Parent promptly reimburses or provides the funding (in all other cases) to the Company or such Subsidiary therefor) or incur any liability in connection with the Existing Credit Facility Terminations that is effective prior to the occurrence of the Effective Time, or (z) cooperate to the extent it would unreasonably disrupt or interfere with the business or operations of the Company or any of its Subsidiaries.

(b) In connection with the Transactions, in the event that Parent desires to consummate an exchange offer, tender offer, repurchase offer, consent solicitation, discharge, defeasance, redemption or similar transaction, or any combination thereof (collectively, the “Debt Transactions”), with respect to the 4.625% Senior Notes due 2021 of Eagle Spinco Inc. (the “2021 Notes”) and/or the 4.875% Senior Notes due 2023 of the Company (the “2023 Notes) and, together with the 2021 Notes, the “Senior Notes”), the Company will upon the reasonable written request of Parent use its reasonable best efforts to, and to cause its Subsidiaries and Representatives (and, in the case of the Company, the trustee for the applicable Senior Notes) to, cooperate with Parent and Merger Sub in good faith in the preparation, execution, delivery and filing of any of the necessary and appropriate documentation in connection such Debt Transactions to be effected on such terms, conditions and timing as reasonably requested by Parent, including if so requested by Parent, causing those Debt Transactions to be consummated substantially concurrently with, but not prior to, the Closing; provided that (i) Parent will provide all funds required to effect all such Debt Transactions and (ii) in no event will this Section 5.5(b) require the Company or any of its Subsidiaries to (A) pay any fees, incur or reimburse any costs or expenses, or make any payment in connection with the Debt Transactions, prior to the occurrence of the Effective Time (except to the extent Parent promptly reimburses or provides the funding (in all other cases) to the Company or such Subsidiary therefor) or incur any liability in connection with the Debt Transactions that is effective prior to the occurrence of the Effective Time or (B) cooperate to the extent it would unreasonably disrupt or interfere with the business or operations of the Company or any of its Subsidiaries. Parent will provide the Company and its counsel with a reasonable opportunity to review and comment on any documentation required in connection with any such Debt Transactions.

(c) Parent will promptly reimburse the Company for any documented reasonable out-of-pocket costs, fees and expenses incurred by the Company in connection with any Debt Transactions. In addition, Parent will indemnify, defend and hold harmless the Company and its Subsidiaries and its and their Representatives from and against any and all liabilities, obligations, losses, damages, claims, costs, expenses, awards, judgments and penalties (excluding, to the extent previously reimbursed, the costs, fees and expenses referred to in the immediately preceding sentence) actually suffered or incurred by any of them in connection with any Debt Transactions, except to the extent that any such obligations, losses, damages, claims, costs, expenses, awards, judgments and penalties, fees, costs or other liabilities are suffered or incurred as a result of the Company’s or its Subsidiaries or its or their Representatives’ gross negligence, bad faith, willful misconduct or material breach of this Agreement, as applicable. All non-public or other confidential information provided by the Company to Parent, or the Debt Financing Sources pursuant to Sections 5.3, 5.4 and 5.5 will be kept confidential in accordance with the Confidentiality Agreement and the Synergy Confidentiality Agreement.

VI. ADDITIONAL AGREEMENTS

6.1. Preparation of Proxy Statement. (a) As soon as reasonably practicable after the date of this Agreement, but in any event no later than 45 days following the date hereof, the Company will file the Proxy Statement with the SEC. The Company will use commercially reasonable efforts to cause the Proxy Statement to be disseminated to the holders of the Shares, as promptly as practicable after the Proxy Statement is cleared by the SEC and in any event no later than five Business Days after the Proxy Statement is cleared by the SEC. Subject to Section 5.2, the Proxy Statement will contain the Company Recommendation and the Company will use reasonable best efforts to obtain the Stockholder Approval.

(b) Parent and Merger Sub will provide for inclusion or incorporation by reference in the Proxy Statement all required information relating to Parent or its Affiliates. No filing or mailing of, or amendment or supplement to, the Proxy Statement, will be made by the Company without Parent’s prior written consent (which will not be unreasonably withheld, conditioned or delayed) and without providing Parent a reasonable opportunity to review and comment thereon; provided, however, that the Company, (i) in connection with either an Acquisition Recommendation Change or a Change of Recommendation made in accordance with Section 5.2, may amend or supplement the Proxy Statement to effect such change (it being understood that any such amendment or supplement will solely contain (A) such Acquisition Recommendation Change or Change of Recommendation, (B) a statement of the reasons of the Company Board for making such Acquisition Recommendation Change or Change of Recommendation, and (C) such other information as the Company determines in good faith is required by Law to be included in such amendment or supplement and, in such event, Parent will have no right of consent under this

Section 6.1(b)) and (ii) may otherwise amend or supplement the Proxy Statement to include such information required by Law to be included in such amendment or supplement. The Company will advise and provide Parent and its counsel, in writing, any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement promptly after the receipt of such comments or other communications, and a reasonable opportunity to review and comment on such comments. The Company will respond promptly to any such comments from the SEC or its staff.

(c) Each of the Company, Parent and Merger Sub will promptly (i) correct any information provided by it specifically for use in the Proxy Statement if and to the extent that such information is or shall have become false or misleading in any material respect and (ii) supplement the information provided by it specifically for use in the Proxy Statement to include any material information that is or will become necessary in order to make the statements in the Proxy Statement, in light of the circumstances under which they were made, not misleading. The Company will cause the Proxy Statement as so corrected or supplemented promptly to be filed with the SEC and to be disseminated to the holders of the Shares, in each case as and to the extent required by applicable Law.

6.2. Stockholders Meeting. (a) The Company will, as soon as reasonably practicable following the SEC’s clearance of the Proxy Statement, take all actions in accordance with applicable Law, its constituent documents and the rules of the NYSE to duly call, give notice of, convene and hold a special meeting of the Company’s stockholders (including any adjournment or postponement thereof, the “Special Meeting”) for the purpose of considering and taking action upon the adoption of this Agreement and obtaining the Stockholder Approval. Except as otherwise permitted under Section 6.2(b), the Company shall use its reasonable best efforts to hold the Special Meeting within 45 days after the Proxy Statement is cleared by the SEC.

(b) The Company may only adjourn or postpone the Special Meeting (i) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the stockholders of the Company within a reasonable amount of time in advance of the Special Meeting, (ii) for up to the earlier of (A) 45 days from the date on which the Special Meeting was originally scheduled and (B) the third Business Day prior to the Outside Date if as of the time for which the Special Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Special Meeting, or (iii) for a single period ending not later than the earlier of (A) the tenth Business Day after the previously scheduled date for the Special Meeting and (B) the third Business Day prior to the Outside Date, to solicit additional proxies if necessary to obtain the Stockholder Approval.

(c) Without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), the adoption of this Agreement will be the only matter (other than matters of procedure and matters required by applicable Law to be voted on by the Company’s stockholders in connection with the adoption of this Agreement) that the Company will propose to be acted on by the stockholders of the Company at the Special Meeting.

(d) Without limiting the generality or effect of Section 6.13, Parent will vote, or cause to be voted, all of the Shares then beneficially owned by it, Merger Sub or any of its other Subsidiaries and Affiliates in favor of the adoption of this Agreement.

6.3. Reasonable Best Efforts. (a) Prior to the Closing, Parent, Merger Sub and the Company will use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under any applicable Law to consummate and make effective in the most expeditious manner possible the Transactions, including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Transactions, (ii) using reasonable best efforts to satisfy the conditions to consummating the Transactions required to be satisfied by such Party, and (iii) using reasonable best efforts to take all reasonable actions necessary to obtain (and to cooperate with each other in obtaining) any consent, authorization, Order or approval of, or any exemption by, any Governmental Entity (which actions will include furnishing all information required under the HSR Act and in connection with approvals of or filings with any other Governmental Entity) required to be obtained or made by such Party or any of its Subsidiaries in connection with the Transactions or the taking of any action contemplated by this Agreement. Additionally, each of Parent and the Company will use all reasonable best efforts to fulfill all conditions precedent to the Merger applicable to such Party and will not take any action after the date of this Agreement that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any such consent, authorization, Order or approval of, or exemption by, any Governmental Entity necessary to be obtained prior to Closing.

(b) Prior to the Closing, each Party will promptly consult with the other Parties with respect to, provide any necessary information with respect to (and, in the case of correspondence, provide the other Parties (or their counsel) copies of), all filings made by such Party with any Governmental Entity or any other information supplied by such Party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Transactions. Each Party will promptly inform the other Parties of any substantive communication from any Governmental Entity regarding any of the Transactions. If any Party or any Representative thereof receives a request for additional information or documentary material from any Governmental Entity with respect to the Transactions, such Party will use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other Parties to this Agreement, an appropriate response in compliance with such request.

(c) The Company and Parent will use reasonable best efforts to file, as promptly as practicable, but in any event no later than ten Business Days after the date of this Agreement, notifications under the HSR Act, and the Company and Parent will use reasonable best efforts to file, as promptly as practicable, and in no event later than ten Business Days after the date of this Agreement, any other filings and/or notifications under applicable Antitrust Laws, and will use reasonable best efforts to respond, as promptly as practicable, to any inquiries and requests received from the Federal Trade Commission and the Antitrust Division of the Department of Justice for additional information or documentation and to respond, as promptly as practicable, to all inquiries and requests received from any state Attorney General or other Governmental Entity in connection with the Other Regulatory Approvals. Except in compliance with Section 5.2 in connection with a disclosure regarding a Change of Recommendation or a Company Takeover Proposal received by the Company, the Company and Parent will permit counsel for the other Party reasonable opportunity to review in advance, and consider in good faith the views of the other Party in connection with, any proposed written communication to any Governmental Entity in connection with the Transactions. Each of the Company and Parent agrees not to (i) participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the pending Transactions unless it consults with the other Party in advance and, to the extent not prohibited by such Governmental Entity, gives the other Party the opportunity to attend and participate, (ii) extend any waiting period under the HSR Act without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed), or (iii) enter into any Contract with any Governmental Entity not to consummate the Transactions without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed).

(d) Each of Parent and the Company will use all reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the Transactions under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other United States federal or state or foreign Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”). In connection therewith, if any Action is instituted (or threatened to be instituted) challenging any of the Transactions as violative of any Antitrust Laws, each of Parent and the Company will cooperate and use all reasonable best efforts to vigorously contest and resist any such Action, and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the Merger or any other Transactions, including by vigorously pursuing all available avenues of administrative and judicial appeal. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.3 will limit the right of any Party hereto to terminate this Agreement pursuant to Section 8.1, so long as such Party hereto has, up to the time of termination, complied with its obligations under this Section 6.3. Each of Parent and the Company will use all reasonable best efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other applicable Antitrust Laws with respect to the Transactions as promptly as possible after the execution of this Agreement (taking into account the Outside Date and Section 6.3(f)).

(e) The Parties will take all actions necessary to avoid or eliminate each and every impediment under all applicable Antitrust Laws so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Outside Date), including (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of such businesses, product lines or assets of the Company, Parent and their respective Subsidiaries and (ii) otherwise taking or committing to take actions that after the Closing Date would limit Parent’s or its Subsidiaries’ freedom of action with respect to, or its or their ability to retain, one or more of the businesses, product lines or assets of the Company, Parent and their respective Subsidiaries, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any preliminary or permanent injunction, in any Action under any Antitrust Laws, which would otherwise have the effect of preventing the Closing, and in that regard Parent and, only if requested by Parent, the Company will agree to divest, sell, dispose of, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or Parent or Parent’s Subsidiaries’ ability to retain, any of the businesses, product lines or assets of the Company, Parent or any of their respective Subsidiaries; provided, however, that (x) any such action will be conditioned upon the consummation of the Merger (y) the Company will not take any action of the type described under this Section 6.3(e) without the prior written consent of Parent, and (z) notwithstanding anything in this Section 6.3 to the contrary, under no circumstances will Parent, the Company or any of their respective Subsidiaries, be required to undertake any efforts, or to take or consent to any action, if such efforts, action or consent, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, or of Parent and its Subsidiaries, taken as a whole.

(f) Notwithstanding anything in this Agreement to the contrary, the Parties agree that Parent will control the strategy for all filings, notifications, submissions and communications in connection with any consent, approval, filing, notice, petition, statement, registration, submission of information, application or similar matter subject to this Section 6.3, but will reasonably consult with the Company and its counsel in connection therewith.

6.4. Notification of Certain Matters. Subject to applicable Law, the Company will give prompt notice to Parent and Merger Sub, and Parent and Merger Sub will give prompt notice to the Company, of (a) any fact, change, event or circumstance that has had or would reasonably be expected to have a Material Adverse Effect on the Company or prevent or materially impair the ability of Parent and Merger Sub to consummate the transactions, or which any Party would reasonably expect to cause or constitute a material breach of any of its representations, warranties or covenants contained herein, (b) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be reasonably likely to cause any condition to the Merger to be unsatisfied in any material respect at the Effective Time, (c) any material failure of the Company or Parent and Merger Sub, as the case may be, or any officer, director, employee or Representative of the Company or Parent and Merger Sub, as applicable, to comply with or satisfy any covenant or agreement to be complied with or satisfied by it under this Agreement, and (d) the occurrence of any event which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Parent, Merger Sub or, to the Knowledge of Parent, any Debt Financing Source, under any term of the Debt Commitment Letter or otherwise result in any portion of the Debt Financing contemplated thereby to be unavailable at the Closing; provided, however, that the delivery of any notice pursuant to this Section 6.4 will not limit or otherwise affect the remedies available under this Agreement to the Party receiving such notice.

6.5. Access; Confidentiality. Subject to the Confidentiality Agreement and applicable Law relating to the sharing of information, the Company will (and will cause each of its Subsidiaries to) provide Parent and its Representatives, from time to time prior to the earlier of the Effective Time or the termination of this Agreement, reasonable access during normal business hours to (a) the Company’s properties, books, Contracts, personnel and records and (b) such other information as Parent reasonably requests with respect to the Company and its business, financial condition and operations, provided that nothing in this Agreement will require the Company or any of its Subsidiaries to (i) provide such access at times or in a manner that would unreasonably disrupt the ordinary course operations of the businesses of the Company or its Subsidiaries or (ii) disclose any information to Parent or its Representatives that would reasonably be expected to cause a violation of any Contract to which the Company or any of its Subsidiaries is a party, would reasonably be expected to cause a risk of a loss of attorney-client privilege to the Company or any of its Subsidiaries, or that is competitively sensitive information, provided that the Company will provide access to or make available as much of such document or information as is possible (through redactions, summaries or other appropriate means) without resulting in such violation, the loss of such privilege or disclosure of competitively sensitive information and will use reasonable best efforts to take such other actions (such as entering into joint defense agreements or other arrangements, as appropriate) so as to allow for such disclosure in a manner that does not result in such violation, the loss of such privilege or disclosure of competitively sensitive information. Parent will and will cause Parent’s Affiliates and Representatives to keep confidential any non-public information received from the Company, its Affiliates or Representatives, directly or indirectly, pursuant to this Section 6.5 in accordance with the Confidentiality Agreement or the Synergy Confidentiality Agreement.

6.6. Publicity. The initial press release regarding this Agreement and the Merger will be substantially in the form previously Agreed and thereafter none of the Company, Parent nor any of their respective Affiliates will issue or cause the publication of any press release or other announcement with respect to this Agreement or the Transactions without the prior written consent of the other Party (such consent not to be unreasonably withheld, delayed or conditioned) and, in the case of clause (c) below, giving the other Party the opportunity to review and comment on such press release or other announcement; provided, however, that this Section 6.6 will not apply to any release or public statement (a) made or proposed to be made by the Company in compliance with Section 5.2 in connection with a Company Takeover Proposal or Change of Recommendation or any action taken pursuant thereto, or by Parent in response thereto, (b) made or proposed to be made in connection with any dispute between the Parties regarding this Agreement or the Transactions, or (c) as a Party determines to be required by applicable Law, by any listing agreement with or rules of any applicable national securities exchange, trading market or listing authority, or as may be requested by a Governmental Entity.

6.7. Indemnification; Directors’ and Officers’ Insurance. (a) From and after the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Parent will cause the Surviving Corporation to indemnify and hold harmless each Indemnified Party with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any claim, suit, action, proceeding or investigation (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (i) the fact that an Indemnified Party was a director or officer of the Company or any of its Subsidiaries or (ii) acts or omissions by such Indemnified Party in the Indemnified Party’s capacity as a director or officer of the Company or a Subsidiary of the Company or taken at the request of the Company or a Subsidiary of the Company (including in connection with serving at the request of the Company or such Subsidiary as a director, officer, employee, agent, trustee or fiduciary of another Person), in each case under (i) or (ii), at, or at any time prior to, the Effective Time (including any Action relating in whole or in part to the Transactions or the enforcement of this provision or any other indemnification or advancement right of any Indemnified Party), to the fullest extent permitted or required by applicable Law; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period will continue until the disposition of such Action or resolution of such claim.

(b) From and after the Effective Time, unless otherwise required by Law, Parent will cause the Surviving Corporation to continue, and cause its Subsidiaries to continue, for a period of six years, all obligations of the Company and any of its Subsidiaries in respect of rights of exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, existing in favor of the Indemnified Parties as provided in the respective constituent documents of the Company or any of its Subsidiaries or in any written Contract described on Section 6.7(b) of the Company Disclosure Letter or filed as an exhibit to any Company SEC Document publicly filed with the SEC prior to the date hereof; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period will continue until the disposition of such Action or resolution of such claim. Without limiting the foregoing, Parent, from and after the Effective Time until six years from the Effective Time, will cause, unless otherwise required by Law, the certificate of incorporation and by-laws or similar organizational documents of the Surviving Corporation to contain provisions no less favorable to the Indemnified Parties with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of this Agreement in the Company’s constituent documents and/or available under applicable Law, which provisions will not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnified Parties. In addition, from the Effective Time until six years from the Effective Time, Parent will cause the Surviving Corporation to advance any expenses (including fees and expenses of legal counsel) of any Indemnified Party under this Section 6.7 (including in connection with enforcing the indemnity and other obligations referred to in this Section 6.7) as incurred to the fullest extent permitted under applicable Law, provided that the individual to whom expenses are advanced provides an undertaking to repay such advances if it shall be determined that such person is not entitled to be indemnified pursuant to this Section 6.7(b).

(c) For a period of six years from the Effective Time, Parent will either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries, or provide substitute policies or purchase or cause the Surviving Corporation to purchase, a “tail policy” with reputable insurers, in each case of at least the same coverage and scope, and in amounts, and containing terms and conditions, that are no less favorable to such individuals than such policy in effect on the date hereof, with respect to matters arising on or before the Effective Time covering without limitation the Transactions. The Company may prior to the Effective Time purchase a six-year prepaid “tail policy” on terms and conditions providing at least substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to matters existing or occurring on or prior to the Effective Time, covering without limitation the Transactions. If such prepaid “tail policy” has been obtained by the Company, it will be deemed to satisfy all obligations to obtain insurance pursuant to this Section 6.7(c) and the Surviving Corporation will use its reasonable best efforts to cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder. Notwithstanding anything under this Section 6.7 to the contrary, in no event will the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries be required to, make or agree to make aggregate annual premium payments for any insurance, directors’ and officers’ liability insurance and fiduciary insurance, substitute policies or “tail policies” in excess of 250% of the premiums paid by the Company for such insurance as of the date hereof.

(d) Parent or the Surviving Corporation will have the right, but not the obligation, to assume and control the defense of any threatened or actual litigation, claim or proceeding relating to any acts or omissions covered under this Section 6.7 (each, a “Claim”); provided, however, that (i) none of Parent or the Surviving Corporation will settle, compromise or consent to the entry of any judgment in any such Claim for which indemnification has been sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of, and no admission of wrongdoing in respect of, such Claim or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent and (ii) any Company Indemnified Person may participate in such defense with counsel of its choosing, the fees and expenses of which will be paid by the Company to the extent such fees and expenses are otherwise required to be reimbursed by the Company under this Section 6.7. Each of Parent, the Surviving Corporation and the Indemnified Parties will reasonably consult and cooperate in the defense of any Claim and will provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(e) The provisions of this Section 6.7 will survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each Indemnified Party, and his or her heirs and his or her representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company’s constituent documents, by Contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section may not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party to whom this Section 6.7 applies unless (i) such termination or modification is required by applicable Law or (ii) the affected Indemnified Party has consented in writing to such termination or modification (it being expressly agreed that the Indemnified Parties to whom this Section 6.7 applies will be third party beneficiaries of this Section 6.7).

(f) In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision will be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 6.7.

6.8. Merger Sub Compliance. Parent will cause Merger Sub to comply with all of its obligations under or related to this Agreement.

6.9. Employee Matters. (a) From and after the Effective Time, Parent and the Surviving Corporation will honor all Company Benefit Plans and compensation arrangement and agreements, including those set forth in the Company Disclosure Letter, in accordance with their terms as in effect immediately before the Effective Time or as required by applicable Law to the extent necessary to avoid adverse consequences to the employment of any non-U.S. employee. From and after the Effective Time and until December 31, 2017, Parent will provide, or will cause to be provided, to each employee of the Company and its Subsidiaries who remains employed following the Closing (each, a “Continuing Employee”) and whose terms and conditions of employment were not, and do not become, subject to a collective bargaining agreement (the “Company Non-Union Employees”) compensation and benefits (excluding equity-based compensation) that are no less favorable, in the aggregate, than the compensation and benefits provided to each such Company Non-Union Employee immediately before the Effective Time, except that each such Company Non-Union Employee’s annual base salary or wage rate will be no less favorable than that provided immediately before the Effective Time. From and after the Effective Time, for purposes of equity-based compensation, Parent will treat each Company Non-Union Employee, other than those listed in Section 6.9(a) of the

Company Disclosure Letter solely with respect to grants made in 2017, in a manner consistent with its treatment of similarly situated employees of Parent and its Subsidiaries under the Parent Stock Plans. From and after the Effective Time and until December 31, 2017, Parent will provide, or will cause to be provided, to each Company Non-Union Employee employed by the Company or its Subsidiaries as of the Effective Time, severance benefits that are no less favorable than those provided to each such Company Non-Union Employee immediately before the Effective Time. As to each Continuing Employee whose terms and conditions of employment were subject to a collective bargaining agreement (the “Company Union Employees”), Parent will cause the Surviving Corporation to comply with the terms and conditions of each applicable collective bargaining agreement, in a manner consistent with applicable Law.

(b) For purposes of vesting, eligibility to participate and benefit accrual (other than for purposes of benefit accruals under any pension plan sponsored by Parent or its Subsidiaries (other than the Company and its Subsidiaries)) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Non-Union Employees after the Effective Time (the “New Plans”), each Company Non-Union Employee will be credited with his or her years of service with the Company and its Subsidiaries or predecessors before the Effective Time, to the same extent as such Company Non-Union Employee was entitled, before the Effective Time, to credit for such service under any comparable employee benefit plan of the Company or its Subsidiaries in which such Company Non-Union Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing will not apply to the extent that its application would result in a duplication of benefits or to the extent not permitted by a third-party insurer following the Parent’s reasonable best efforts to obtain a waiver or consent from such third-party insurer. In addition, and without limiting the generality of the foregoing, (i) each Company Non-Union Employee will be eligible to participate at the next annual enrollment, or immediately at the Parent’s discretion, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Company Benefit Plan in which such Company Non-Union Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”) and (ii) for purposes of each New Plan providing welfare benefits to any Company Non-Union Employee, Parent will cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Non-Union Employee and his or her covered dependents, other than to the extent such conditions would not have been waived under the Old Plans, and Parent will cause any eligible expenses incurred by such Company Non-Union Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Company Non-Union Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Non-Union Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan. Notwithstanding anything to the contrary in this Section 6.9, Parent will not be required to take any action or assume any obligation to the extent it would reasonably be expected to cause a New Plan or any Company Benefit Plan to violate applicable Law or any provision of such plan, or cease to be qualified under the Code or a comparable non-U.S. Law.

(c) Before the Closing, the Leadership Development and Compensation Committee of the Company Board will finally determine in good faith, in a manner reasonably consistent with past practice and in accordance with the applicable annual bonus, sales and other cash incentive plans of the Company and its Subsidiaries, any bonus amounts under annual bonus, sales and other cash incentive plans of the Company and its Subsidiaries in effect and on the terms as in effect as of the date hereof (“Bonus Amounts”) with respect to (i) each fiscal year completed prior to the Closing for which Bonus Amounts remain unpaid as of the Closing Date and (ii) the fiscal year in which the Closing occurs, at a level not to exceed maximum performance under the applicable Company Benefit Plan. The Bonus Amounts with respect to such years will be paid as soon as practicable, but in any event no later than 30 days following the Effective Time; provided, however, in the event that such payment would cause any additional Taxes to be payable pursuant to Section 409A of the Code with respect to such Bonus Amount, the payment will instead be made at the time specified in the applicable Company Benefit Plan.

(d) As soon as reasonably practicable, but no later than 30 days following the Closing Date, Parent or the Surviving Corporation will make, or will cause to be made, (i) to the extent not previously contributed prior to the Closing Date, contributions to the Axiall Corporation Deferred Compensation Plan (Amended and Restated as of January 1, 2012) in respect of years following the Closing Date that are otherwise consistent with the Company’s policy regarding contributions to such plan as set forth on the Company Disclosure Letter and (ii) to the extent required by the terms of the applicable plan, an irrevocable contribution to a grantor trust that substantially complies with (A) the terms and provisions of the model “rabbi trust” as set forth in Rev. Proc. 92-64, 1992-2 C.B. 422 as now existing or as subsequently modified, and (B) the requirements of Section 409A of the Code, in an amount that is sufficient to pay each participant or beneficiary in the Covered Deferred Compensation Plans the benefits to which such participants or their beneficiaries would be entitled pursuant to the terms of such plans as of the Closing Date, including contributions made to such plans in accordance with Section 6.9(d)(i), which benefits will be contributed and paid in accordance with the terms of the applicable Covered Deferred Compensation Plans and policies thereunder.

(e) Through the plan year in which the Closing occurs, the Surviving Corporation shall make discretionary contributions in a manner consistent with past practice to each of (i) the Axiall Corporation 401(k) Retirement Savings Plan, (ii) the Eagle US 2 LLC Employee Savings Plan for Certain Collective Bargaining Employees, (iii) the Retirement Savings Plan For the Employees of Axiall Corporation and its Affiliated and Subsidiary Companies and the Standard Life Tax-Free Savings Account for Eligible Participants of the Sponsor (Group RRSP and TFSA), and (iv) the Axiall Corporation Deferred Compensation Plan (Amended and Restated as of January 1, 2012).

(f) Within five Business Days following the date hereof and thereafter, no less frequently than monthly until the Closing Date, the Company will use reasonable best efforts to update Section 3.12(c) of the Company Disclosure Letter so that the information set forth therein is accurate and complete in all material respects. Nothing in this Section 6.9 will (i) be treated as an amendment of, or undertaking to establish, amend or modify any benefit plan or (ii) limit or prohibit Parent or any of its Affiliates, including the Surviving Corporation, from amending or terminating any employee benefit plan. The provisions of this Section 6.9 are solely for the benefit of the respective Parties to this Agreement and nothing in this Section 6.9, express or implied, will confer upon any Company Non-Union Employee or Company Union Employee, or legal representative or beneficiary thereof, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement.

6.10. Parent Approval. Immediately following the execution of this Agreement, Parent will execute and deliver, in accordance with Section 251 of the DGCL and in its capacity as the sole stockholder of Merger Sub, a written consent adopting the plan of merger contained in this Agreement.

6.11. Transaction Litigation. The Company will (i) as promptly as reasonably practicable (and in any event within one Business Day) notify Parent in writing of any litigation or other action, claim, suit or proceeding brought or threatened in writing against the Company and/or its Representatives by any stockholder of the Company relating to this Agreement, the Merger, or any other transaction contemplated hereby (any such litigation or other action, claim, suit or proceeding “Transaction Litigation”) and keep Parent reasonably informed on a current basis with respect to the status of any Transaction Litigation (including by promptly furnishing to Parent and its Representatives such information relating to such stockholder litigation as Parent may reasonably request), (ii) subject to the preservation of privilege and confidential information, give Parent the opportunity and right to participate in the defense of any such Transaction Litigation, including in any and all proceedings related to any such Transaction Litigation and any proposed settlement or disposition thereof, and shall give due consideration to Parent’s advice with respect to such Transaction Litigation, and (iii) not cease to defend, consent to the entry of any judgment, offer to settle, enter into any settlement or take any other material action with respect to any such Transaction Litigation without the prior written consent of Parent (which such consent shall not be unreasonably withheld, conditioned or delayed).

6.12. Takeover Statutes. The Company and its Subsidiaries shall not take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Statute. If any Takeover Statute may become, or may purport to be, applicable to this Agreement or any of the Transactions, each of the Company and Parent shall grant such approvals and take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such Takeover Statute on the Transactions.

6.13. 2016 Annual Meeting. Simultaneously herewith, Parent withdrew its April 4, 2016 nominations for election to the Company Board. Parent will, and will cause its Affiliates to, take all steps necessary to terminate and/or withdraw the filing of its proxy materials relating to such nominations and at the Company’s 2016 annual meeting of stockholders Parent will, and will cause its Affiliates to, vote or cause to be voted, all shares beneficially owned by Parent or its Affiliates in accordance with the recommendation of the Company Board.

VII. CONDITIONS

7.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger will be subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Stockholder Approval. The Stockholder Approval shall have been obtained;

(b) Governmental Approvals. (i) The waiting period (including any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and (ii) the Other Regulatory Approvals shall have been obtained; and

(c) No Injunctions or Restraints. No Order or Law, entered, enacted, promulgated, enforced or issued by any Governmental Entity (collectively, “Restraints”) shall be in effect preventing the consummation of the Merger; provided, however, that a Party may not assert that this condition has not been satisfied unless such Party shall have used its reasonable best efforts to prevent the entry of any such Restraints and to appeal as promptly as possible any such Restraints that may be entered to the extent required by and subject to Section 6.3.

7.2. Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is further subject to the satisfaction, or waiver by Parent and Merger Sub, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in (i) this Agreement (other than Section 3.1(a), Section 3.2, the first, second and fourth sentences of Section 3.4(a), Section 3.6(b), Section 3.18 and Section 3.19) shall be true and correct in all respects except where the failure of such representations and warranties to be so true and correct (without giving effect to any materiality or “Material Adverse Effect” qualifications contained therein), individually or in the aggregate, would not reasonably be expected to have or result in a Material Adverse Effect, (ii) Section 3.1(a), Section 3.2, Section 3.18 and Section 3.19 shall be true and correct in all material respects (without giving effect to any materiality or “Material Adverse Effect” qualifications contained therein), (iii) the first, second and fourth sentences of Section 3.4(a) shall be true and correct (without giving effect to any materiality or “Material Adverse Effect” qualifications contained therein), except for any de minimis inaccuracies, and (iv) Section 3.6(b) shall be true and correct in all respects, in the case of each of clauses (i)-(iv), both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made only as of a specific date, in which case such representation and warranty shall be so true and correct as of such specified date).

(b) Performance of Obligations of the Company. The Company shall have in all material respects performed or complied with the covenants and agreements contained in this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c) Officer’s Certificate. The Company shall have furnished Parent with a certificate dated the Closing Date signed on its behalf by its chief executive officer or another senior executive officer to the effect that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

7.3. Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction, or waiver by the Company, on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth herein shall be true and correct in all respects except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to prevent or materially impair the ability of Parent and Merger Sub to consummate the Transactions, in each case, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made only as of a specific date, in which case such representation and warranty shall be so true and correct as of such specified date).

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed or complied in all material respects with the covenants and agreements contained in this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c) Officer’s Certificate. Each of Parent and Merger Sub shall have furnished the Company with a certificate dated the Closing Date signed on its behalf by its chief executive officer or another senior executive officer to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

7.4. Frustration of Closing Conditions. Neither Parent or Merger Sub nor the Company may rely on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied to excuse it from its obligation to effect the Merger if such failure was caused by such Party’s failure to comply with its obligations to consummate the Merger and the other Transactions to the extent required by this Agreement.

VIII. TERMINATION

8.1. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any Stockholder Approval):

(a) by mutual written consent of Parent, Merger Sub and the Company;

(b) by either Parent or the Company if:

(i) the Merger has not been consummated on or before January 31, 2017 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) will not be available to any Party that has breached any provision of this Agreement, where such breach has been the proximate cause of the failure to consummate the Merger;

(ii) any Law or Order which is final and nonappealable shall have been issued or taken by a Governmental Entity with jurisdiction restraining or otherwise prohibiting consummation of the Merger; provided, however, that the Party seeking to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall have used its reasonable best efforts to prevent the entry of such Order to the extent required by and subject to Section 6.3; or

(iii) if the Special Meeting (including any adjournments and postponements thereof) shall have concluded without the Stockholder Approval having been obtained by reason of the failure to obtain the required vote of the holders of Shares;

(c) by the Company prior to the receipt of the Stockholder Approval, in order to enter into a definitive acquisition agreement with respect to a Company Superior Proposal; provided that the Company shall have complied with Section 5.2(d) and shall have paid or shall concurrently pay the Termination Fee;

(d) by Parent prior to the receipt of the Stockholder Approval, (i) if the Company Board shall have made an Acquisition Recommendation Change or Change of Recommendation or (ii) in the event that a Company Takeover Proposal shall have been publicly disclosed or a tender offer or exchange offer that constitutes a Company Takeover Proposal shall have been commenced by a Person unaffiliated with Parent or Merger Sub and the Company shall not have published, sent or given to its stockholders, pursuant to Rule 14e-2 under the Exchange Act, within the ten Business Day period (as specified in Rule 14e-2 under the Exchange Act in the case of a tender offer or exchange offer) after public disclosure of such Company Takeover Proposal, tender offer or exchange offer is first published, sent or given, or, within ten Business Days after such Company Takeover Proposal, tender offer or exchange offer is subsequently amended in any material respect or, if sooner, not later than four Business Days prior to the expiration of such tender offer or exchange offer, a statement recommending that stockholders reject such Company Takeover Proposal, tender offer or exchange offer;

(e) by the Company, if there shall have been a breach of any of the covenants or failure to be true of any of the representations or warranties on the part of Parent, which breach or failure to be true, either individually or in the aggregate (i) would result in a failure of a condition set forth in Section 7.1 or Section 7.3 and (ii) which is not cured within the earlier of (A) the Outside Date and (B) 15 days following written notice to Parent; provided that (i) the Company shall have given Parent written notice, delivered at least 15 days prior to such termination (or promptly, if such notice is given within 15 days of the Outside Date), stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(e) and the basis for such termination and (ii) the Company will not have the right to terminate this Agreement pursuant to this Section 8.1(e) if the Company is then in material breach of any of its representations, warranties or covenants contained in this Agreement; or

(f) by Parent, if there shall have been a breach of any of the covenants or failure to be true of any of the representations or warranties on the part of the Company which breach or failure to be true, either individually or in the aggregate (i) would result in a failure of a condition set forth in Section 7.1 or Section 7.2 and (ii) which is not cured within the earlier of (A) the Outside Date and (B) 15 days following written notice to the Company; provided that (i) Parent shall have given the Company written notice, delivered at least 15 days prior to such termination (or promptly, if such notice is given within 15 days of the Outside Date), stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(f) and the basis for such termination and (ii) Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(f) if Parent is then in material breach of any of its representations, warranties or covenants contained in this Agreement.

A terminating Party will provide written notice of termination to the other Parties specifying with particularity the reason for such termination. If more than one provision of this Section 8.1 is available to a terminating Party in connection with a termination, a terminating Party may rely on any and all available provisions in this Section 8.1 for any such termination.

8.2. Effect of Termination. (a) If this Agreement is terminated pursuant to Section 8.1, this Agreement will become void and of no effect with no liability on the part of any Party (or any stockholder, director, officer, employee or Representative of such Party) to the other Party hereto; provided, however, that (i) the provisions of Section 6.6, the indemnification and reimbursement obligations of Section 5.4(b) and Section 5.5(c), this Section 8.2, Article IX and Article X hereof and the provisions of the Confidentiality Agreement and the Synergy Confidentiality Agreement will survive such termination and (ii) no Party will be relieved or released from liability for damages of any kind, including consequential damages and any other damages (whether or not communicated or contemplated at the time of execution of this Agreement) arising out of, any (A) knowing material breach of any of its representations and warranties contained in this Agreement or (B) deliberate material breach of any of its covenants contained in this Agreement (it being understood that the failure of Parent or the Company to effect the Closing when required under the terms of the Agreement will constitute a deliberate material breach), and the aggrieved Party will be entitled to all rights and remedies available at Law or in equity, including in the case of a breach by the Company, Parent or Merger Sub, liability to the other Party for damages, determined taking into account all relevant factors including the loss of the benefit of the Transactions to the non-breaching Party and if Parent is the breaching Party, the lost stockholder premium. For purposes of this Section 8.2(a), a “knowing” breach of a representation and warranty will be deemed to have occurred only if an executive officer of the Company, on the one hand, or of Parent or Merger Sub, on the other hand, as applicable, had actual Knowledge of such breach as of the date of this Agreement and a “deliberate” breach of any covenant will be deemed to have occurred only if the other Party took or failed to take action with actual Knowledge that the action so taken or omitted to be taken constituted, or would reasonably be expected to, constitute, a breach of such covenant. The individuals specified in the definition of “Knowledge” (1) have read this Agreement, including the representations, warranties and covenants contained herein, (2) have reviewed with counsel the representations, warranties and covenants contained herein, and (3) for purposes of this Section 8.2(a), will be deemed to understand the meanings of the representations, warranties and covenants contained herein.

(b) If this Agreement is terminated (i) by Parent pursuant to the provisions of Section 8.1(d), (ii) by the Company pursuant to the provisions of Section 8.1(c), or (iii) by either Parent or the Company pursuant to the provisions of Section 8.1(b)(i) or Section 8.1(b)(iii) and, solely in the case of this clause (iii), (A) prior to such termination any Person publicly announces a Company Takeover Proposal which shall not have been withdrawn prior to (x) such termination, in the case of the termination of this Agreement pursuant to Section 8.1(b)(i) or (y) the Special Meeting, in the case of the termination of this Agreement pursuant to Section 8.1(b)(iii) and (B) at any time on or prior to the nine-month anniversary of such termination the Company or any of its Subsidiaries enters into a Company Acquisition Agreement with respect to a Company Takeover Proposal that is subsequently consummated, or consummates, any Company Takeover Proposal or the transactions contemplated by such Company Takeover Proposal are consummated (provided that, solely for purposes of this Section 8.2(b)(iii)(B), all references to “20%” in the definition of Company Takeover Proposal will be deemed references to “50%”), the Company will pay Parent the Termination Fee by wire transfer (to an account designated by Parent) in immediately available funds (1) in the case of clause (i) of this Section 8.2(b), within two Business Days after such termination, (2) in the case of clause (ii) of this Section 8.2(b), prior to or concurrently with such termination, and (3) in the case of clause (iii) of this Section 8.2(b), upon the consummation of such Company Takeover Proposal. “Termination Fee” means a cash amount equal to $77,700,000. Notwithstanding anything to the contrary in this Agreement, payment of the Termination Fee will constitute liquidated damages, and from and after the payment of the Termination Fee as described in this Section 8.2(b), the Company will have no further liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby other than as provided under this Section 8.2(b) and Section 8.2(c). In no event will Parent be entitled to the Termination Fee on more than one occasion.

(c) The Company acknowledges that the covenants contained in Section 8.2(b) are integral parts of the Transactions, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement. Accordingly, if the Company fails to pay in a timely manner any amount due pursuant to Section 8.2(b) and, in order to obtain such payment, Parent or Merger Sub commences a claim, action, suit or other proceeding that results in a judgment against the Company, the Company will pay to Parent interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in the Wall Street Journal in effect on the date such payment was required to be made, together with reasonable and documented legal fees and expenses incurred in connection with such claim, suit, proceeding or other action.

IX. MISCELLANEOUS

9.1. Amendment and Waivers. Subject to applicable Law and the rules and regulations of the NYSE, and in accordance with the immediately following sentence, this Agreement may be amended by the Parties hereto by action taken or authorized by or on behalf of their respective boards of directors, at any time prior to the Closing Date, whether before or after adoption of this Agreement by the stockholders of the Company and Merger Sub; provided, however, that after adoption of this Agreement by the stockholders of the Company, no amendment may be made which by Law requires the further approval of the stockholders of the Company without such further approval; provided, further, that this Section 9.1, Section 9.6, Section 9.8, Section 9.12 and Section 9.13 will not be amended in a manner that is adverse to any Debt Financing Source without the prior written consent of such Debt Financing Source. This Agreement may not be amended except by an instrument in writing signed by the Parties. At any time prior to the Effective Time, any Party may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties by the other Party contained herein or in any document delivered pursuant hereto, and (c) subject to the requirements of applicable Law, waive compliance by another Party with any of the agreements or conditions contained herein. Any such extension or waiver will be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. The failure of any Party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

9.2. Non-survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement will survive after the Effective Time. This Section 9.2 will not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

9.3. Expenses. Except as otherwise expressly provided herein, all fees, costs and expenses (including all legal, accounting, broker, finder or investment banker fees) incurred in connection with this Agreement and the Transactions are to be paid by the Party incurring such fees, costs and expenses.

9.4. Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder will be in writing and sent by facsimile, by electronic mail, by nationally recognized overnight courier service or by registered mail and will be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via electronic mail at the email address specified in this Section 9.4 or facsimile at the facsimile telephone number specified in this Section 9.4, in either case, prior to 5:00 p.m. (New York City time) on a Business Day and, in each case, a copy is sent on such Business Day by nationally recognized overnight courier service, (b) the Business Day after the date of transmission, if such notice or communication is delivered via electronic mail at the email address specified in this Section 9.4 or facsimile at the facsimile telephone number specified in this Section 9.4, in each case, later than 5:00 p.m. (New York City time) on any date and earlier than 12 midnight (New York City time) on the following date and a copy is sent no later than such date by nationally recognized overnight courier service, (c) when received, if sent by nationally recognized overnight courier service (other than in the cases of clauses (a) and (b) above), or (d) upon actual receipt by the Party to whom such notice is required to be given if sent by registered mail. The address for such notices and communications will be as follows:

(a)	if to Parent or Merger Sub, to:

Westlake Chemical Corporation

2801 Post Oak Blvd. Suite 600

Houston, Texas 77056

Attention:         L. Benjamin Ederington, Vice President, General

                          Counsel and Corporate Secretary

Email:               bederington@westlake.com

Facsimile No.: (713) 629 6239

with a copy to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Attention:        Christopher E. Austin

                          James E. Langston

Email:              caustin@cgsh.com

                          jlangston@cgsh.com

Facsimile No.: (212) 225-2925

(b)	if to the Company, to:

Axiall Corporation

1000 Abernathy Road NE

Suit 1200

Atlanta, Georgia 30328

Attention:        Daniel S. Fishbein

                         Vice President & General Counsel

Email:             daniel.fishbein@axiall.com

with a copy to:

Jones Day

250 Vesey Street

New York, New York 10281

Attention:        Robert A. Profusek

                         Jeffrey Symons

Email:             raprofusek@jonesday.com

                         jsymons@jonesday.com

Facsimile No.: (212) 755-7306

Each Party consents to service of any process, summons, notice or document that may be served in any proceeding in the Delaware Court of Chancery or the United States Districted Court for the District of Delaware, which service will be in accordance with this Section 9.4.

9.5. Counterparts. This Agreement may be executed in two or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.

9.6. Entire Agreement; No Third Party Beneficiaries. This Agreement (including the Company Disclosure Letter), the Confidentiality Agreement and the Synergy Confidentiality Agreement (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter of this Agreement and (b) except for the provisions in Section 6.7 (which provisions may be enforced directly by Indemnified Parties), is not intended to and will not confer upon any Person other than the Parties to this Agreement and their permitted assigns any rights, benefits or remedies of any nature whatsoever, other than the right of the holders of Shares of the Company to receive the Merger Consideration after the Closing (a claim with respect to which may not be made unless and until the Effective Time shall have occurred). Notwithstanding anything in this Agreement to the contrary, Section 9.1, this Section 9.6, Section 9.8, Section 9.12 and Section 9.13 are intended for the benefit of, and shall be enforceable by, the Debt Financing Sources. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with the terms of this Agreement without notice or liability to any other Person. The representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties and may have been qualified by certain disclosures not reflected in the text of this Agreement. Accordingly, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.7. Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other Governmental Entity declares that any term or provision of this Agreement is invalid, void or unenforceable, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible.

9.8. Governing Law; Jurisdiction. (a) This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the Transactions, will be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction; provided that, except as specifically set forth in the Debt Commitment Letter, any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether at law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source in any way relating to this Agreement or any of the Transactions or any dispute arising out of or relating in any way to the Merger, the Debt Commitment Letter, the performance thereof or the transactions contemplated thereby shall be governed by, and constructed in accordance with the Laws of the State of New York.

(b) Any action, suit or proceeding based upon, arising out of or related to this Agreement or the Transactions will be brought in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware will be unavailable, any other court of the State of Delaware or, in the case of claims to which the federal courts have exclusive subject matter jurisdiction, any federal court of the United States of America sitting in the State of Delaware), and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such action, suit or proceeding, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the action, suit or proceeding will be heard and determined only in any such court, and agrees not to bring any action, suit or proceeding arising out of or relating to this Agreement or the Transactions in any other court. Nothing herein contained will be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any action, suit or proceeding brought pursuant to this Section 9.8(b). Notwithstanding anything in this Agreement to the contrary, each of the Parties agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources in any way relating to this Agreement or any of the Transactions, including the Merger and the Debt Financing, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof, in any forum other than federal and New York state courts located in the Borough of Manhattan within the City of New York.

9.9. Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated, by operation of Law or otherwise, (a) by Parent without the prior written consent of the Company or (b) by the Company without the prior written consent of Parent.

9.10. Specific Performance. (a) The Parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (i) the Parties will be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 8.1, this being in addition to any other remedy to which they are entitled under this Agreement, (ii) the provisions set forth in Section 8.2 (A) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (B) will not be construed to limit, diminish or otherwise impair in any respect any Party’s right to specific enforcement, and (iii) the right of specific enforcement is an integral part of the Transactions and without that right, none of the Parties would have entered into this Agreement. Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that any Party entitled to an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section will not be required to provide any bond or other security in connection with any such injunction and any Party against whom such injunction is entered expressly waives any bond or security in connection therewith.

(b) For the avoidance of doubt, the Company may pursue both a grant of specific performance to the extent permitted by this Section 9.10 and the payment of damages as contemplated by Section 8.2(a).

9.11. Company Professional Advisors. Each Party hereby acknowledges, on its own behalf and on behalf of its Affiliates, that the legal counsel included in the notices provisions of Section 9.4 may advise and represent the Party to which it is counsel as set forth Section 9.4 in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the Transactions and each Party hereby consents thereto and waives any conflict of interest arising therefrom. Each Party and their respective Boards of Directors (or committees thereof) will cause any Affiliate thereof to consent to and waive any conflict of interest arising from any such representation, including in writing if the other Party so requests.

9.12. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS (INCLUDING ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM INVOLVING ANY DEBT FINANCING SOURCE AND THEIR RESPECTIVE AFFILIATES).

9.13. Liability of Debt Financing Sources. Prior to the Closing, none of the Debt Financing Sources shall have any liability to the Company or its Affiliates relating to or arising out of this Agreement, the Debt Financing or the transactions contemplated by this Agreement, whether at law or equity, in contract, in tort or otherwise, and, prior to the Closing, neither the Company nor any of its Affiliates will have any rights or claims against any Debt Financing Sources under this Agreement and any other agreement contemplated by, or entered into in connection with, the Debt Financing, including any commitments by the Debt Financing Sources in respect of the Debt Financing. Notwithstanding anything herein to the contrary, in no event shall the Company or its Affiliates be entitled to seek the remedy of specific performance of this Agreement against any of the Debt Financing Sources. Prior to the Closing, no Financing Source will have any rights or claims against the Company or any of its Affiliates or Representatives relating to or arising out of this Agreement, the Debt Financing or the Transactions, whether at law or equity, in Contract, in tort or otherwise.

X. DEFINITIONS; INTERPRETATION

10.1. Cross References. Each of the following terms is defined in the section set forth opposite such term.

Defined Term	Section
2021 Notes	5.5(b)
2023 Notes	5.5(b)
Acquisition Recommendation Change	5.2(d)
Agreement	Preamble
Antitrust Laws	6.3(d)
Bonus Amounts	6.9(c)
Book-Entry Shares	2.1(a)
By-Laws	1.5(b)
Certificate of Merger	1.3
Certificates	2.1(a)
Change of Recommendation	5.2(e)

Claim	6.7(d)
Closing	1.2
Closing Date	1.2
Company	Preamble
Company Acquisition Agreement	5.2(d)
Company Benefit Plan	3.12(a)
Company Board	3.2(a)
Company Common Stock	3.4(a)
Company Disclosure Letter	Article III
Company Financial Statements	3.5(a)
Company Non-Union Employees	6.9(a)
Company Permits	3.8
Company Preferred Stock	3.4(a)
Company Recommendation	3.2(c)
Company SEC Documents	3.5(a)
Company Subsidiary Organizational Documents	3.1(c)
Company Union Employees	6.9(a)
Confidentiality Agreement	3.20
Continuing Employee	6.9(a)
Covered Employees	3.12(a)
Debt Commitment Letter	4.9(a)
Debt Financing	4.9(a)
Debt Financing Source	4.9(a)
Debt Transactions	5.5(b)
Deferred Payment	2.3(c)
Deferred Plans	2.3(c)
DGCL	1.1
Dissenting Shares	2.4
Dissenting Stockholder	2.4
Effective Time	1.3
ERISA	3.12(a)
Exchange Act	3.3(b)
Exchange Agent	2.2(a)
Exchange Fund	2.2(a)
Existing Credit Facility Terminations	5.5(a)
Fee Letter	4.9(a)
Financial Advisor	3.17
Foreign Antitrust Laws	3.3(b)
GAAP	3.5(a)
General Enforceability Exceptions	3.2(a)
Governmental Entity	3.3(b)
HSR Act	3.3(b)
Material Contract	3.9(a)
Merger	1.1
Merger Consideration	2.1(a)
Merger Sub	Preamble

New Plans	6.9(b)
Non-U.S. Plan	3.12(b)(iv)(A)
NYSE	3.3(b)
Old Plans	6.9(b)
Option	2.3(a)
Option Payment	2.3(a)
Outside Date	8.1(b)(i)
Parent	Preamble
Parent Financing	5.4(a)
Prior NDA	5.2(a)
Prohibited Changes	5.3
Proxy Statement	3.10
Restated Certificate of Incorporation	1.5(a)
Restraints	7.1(c)
Rights	3.4(a)
Securities Act	3.5(a)
Senior Notes	5.5(b)
Share Unit	2.3(b)
Shares	Recitals
SOX	3.5(a)
Special Meeting	6.2(a)
Stockholder Approval	3.2(b)
Surviving Corporation	1.1
Synergy Confidentiality Agreement	3.20
Takeover Statute	3.19
Termination Fee	8.2(b)
Transaction Litigation	6.11

10.2. Certain Terms Defined. The following terms will have the meanings set forth below for purposes of this Agreement when used herein with initial capital letters:

“Acceptable Confidentiality Agreement” means any confidentiality agreement that contains customary confidentiality provisions as determined by the Company in good faith to be no less restrictive of, or more favorable to, the third party that is party to such agreement and its Affiliates and Representatives than the terms set forth in the Confidentiality Agreement are to Parent and its Affiliates and Representatives.

“Action” means any claim, action, suit or proceeding or investigation by or before any Governmental Entity.

“Affiliates” has the meaning set forth in Rule 12b-2 of the Exchange Act. “Agreed” means agreed in writing by Parent and the Company.

“Award Exchange Ratio” means the quotient obtained by dividing (a) the amount of the Merger Consideration by (b) the volume weighted average trading price of Parent Common Stock for the five consecutive trading days ending on the trading day immediately preceding the Closing Date.

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in New York, New York are authorized or obligated by Law or Order to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Stock Plans” means (a) the Company’s 2011 Equity and Performance Incentive Plan, (b) the Company’s 2009 Equity and Performance Incentive Plan and (c) the Georgia Gulf Corporation Second Amended and Restated 2002 Equity and Performance Incentive Plan.

“Company Superior Proposal” means a Company Takeover Proposal that if (a) consummated would result in a third party (or in the case of a direct merger between such third party and the Company, the stockholders of such third party) acquiring, directly or indirectly, more than 50% of the voting power of the Company Common Stock or all or a majority of the assets of the Company and its Subsidiaries, taken as a whole, and (b) the Company Board determines, after consultation with legal and financial advisor, (taking into account any changes to this Agreement proposed by Parent in response to a Company Takeover Proposal) is more favorable to the stockholders of the Company than the Merger.

“Company Takeover Proposal” means (a) any inquiry, proposal or offer for or with respect to a merger, consolidation, business combination, recapitalization, reorganization, exchange or tender offer, binding share exchange, joint venture, dissolution or other similar transaction (including an extraordinary dividend) involving the Company or any of its Subsidiaries, (b) any inquiry, proposal or offer to acquire in any manner, directly or indirectly, more than 20% of the outstanding Company Common Stock or other securities or Rights of the Company representing more than 20% of the voting power of the Company, or (c) any inquiry, proposal or offer to acquire in any manner (including the acquisition of stock in any Subsidiary of the Company), directly or indirectly, assets or businesses of the Company or its Subsidiaries representing more than 20% of the consolidated assets, revenues or net income of the Company, in each case, other than the Merger.

“Contract” means any agreement, lease, sublease, license, contract, note, bond, mortgage, indenture, deed of trust, franchise, concession, arrangement, obligation or other legally binding arrangement (whether written or oral).

“Covered Deferred Compensation Plans” means (a) the Eagle US 2, LLC Deferred Compensation Plan (For Post-2004 Deferrals) (Amended and Restated), (b) the Eagle US 2, LLC Nonqualified Retirement Plan, (c) the Axiall Corporation Deferred Compensation Plan (Amended and Restated as of January 1, 2012), (d) the Eagle US 2, LLC Deferred Compensation Plan (For Pre-2005 Deferrals) (Amended and Restated) and (e) the Axiall Supplemental Executive Retirement Plan.

“Credit Agreements” means (i) the Credit Agreement, dated as of February 27, 2015, by and among Axiall Holdco, Inc., as the borrower, Barclays Bank plc, as administrative agent, and the other financial institutions party thereto (the “Revolver”); and (ii) the Second Amended and Restated Credit Agreement, dated as of December 17, 2014, by and among Axiall Corporation, Eagle Spinco Inc. and Royal Group, Inc., as the borrowers, the other Persons party thereto that are designated as credit parties, General Electric Capital Corporation, as a lender, export-related loan lender and swingline lender, and as administrative agent, and the other financial institutions party thereto.

“Encumbrance” means any security interest, pledge, mortgage, lien, charge, hypothecation, option to purchase or lease or otherwise acquire any interest, conditional sales agreement, adverse claim of ownership or use, title defect, easement, right of way, or other encumbrance of any kind.

“Environmental Laws” means all Laws relating to (a) the protection of the environment, including the ambient air, soil, surface water, groundwater, surface land, subsurface land, plant or animal life, or any other natural resource, or (b) the protection of human health from exposure to, Release of or the management of Materials of Environmental Concern.

“Environmental Permits” means all permits, licenses, registrations, and other authorizations required under applicable Environmental Laws.

“ERISA Affiliate” means, with respect to any Person, any trade or business, whether or not incorporated, that together with such Person would be deemed a “single employer” within the meaning of Section 414 of the Code.

“Indebtedness” of any Person means (i) all indebtedness for borrowed money and (ii) any other indebtedness which is evidenced by a note, bond, debenture or similar instrument.

“Indemnified Party” means (a) each current and former director or officer of the Company or any of its Subsidiaries, and (b) each such person who serves or served at the request of the Company as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise, together, in each case, with such person’s heirs, executors or administrators.

“Intellectual Property Rights” means United States or foreign intellectual property, including (a) patents and patent applications, together with all reissues, continuations, continuations-in-part, divisionals, provisionals, extensions and reexaminations thereof, (b) trademarks, service marks, logos, trade names, corporate names, trade dress, including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (c) copyrights and copyrightable works and all applications and registrations in connection with any of the foregoing, (d) inventions and discoveries (whether patentable or not), industrial designs, trade secrets, confidential information and know-how, (e) computer software (including databases and related documentation), (f) uniform resource locators, web site addresses and Internet domain names, and registrations therefor, (g) moral and economic rights of authors and inventors, and (h) all other proprietary rights whether now known or hereafter recognized in any jurisdiction.

“IRS” means the Internal Revenue Service.

“Knowledge” means (a) with respect to Parent, the actual knowledge (without independent inquiry or investigation) of the executive officers of Parent and (b) with respect to the Company, the actual knowledge (without independent inquiry or investigation) of the executive officers of the Company.

“Law” means any domestic or foreign laws, statutes, ordinances, rules (including rules of common law), regulations, codes, Orders or legally enforceable requirements enacted, issued, adopted or promulgated by any Governmental Entity.

“Leased Real Property” means all material real property leased or subleased (whether as a tenant or subtenant) by the Company or any Subsidiary of the Company.

“Material Adverse Effect” means any fact, circumstance, event, change or occurrence that, individually or in the aggregate with all other facts, circumstances, events, changes or occurrences, has or would reasonably be expected to (a) have a material adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, or (b) prevent or materially delay or impede the ability of the Company to consummate the Transactions; provided, however, that in no event will any of the following facts, circumstances, events, changes or occurrences, alone or in combination, be deemed to constitute, nor will any effect of any of the following be taken into account in determining whether there has been or will be a Material Adverse Effect to the extent resulting from: (i) any changes in general United States or global economic conditions (except to the extent such changes have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industries in which the Company and any of its Subsidiaries operate), (ii) any changes in conditions generally affecting any of the industries in which the Company and its Subsidiaries operate (except to the extent such changes have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industries in which the Company and any of its Subsidiaries operate), (iii) any decline in the market price of the Company Common Stock (it being understood that the facts or occurrences giving rise to or contributing to such decline may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect), (iv) regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction (except to the extent such conditions have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industries in which the Company and any of its Subsidiaries operate), (v) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect), (vi) the execution and delivery of this Agreement or the public announcement or pendency of the Merger or any of the other Transactions, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, and any litigation arising from allegations of any breach of fiduciary duty or violation of Law relating to this Agreement or the Transactions, or compliance by the Company with the terms of this Agreement (provided that this clause (vi) shall not apply to the representations set forth in Section 3.3 and Section 3.12(b)(vi), and to the extent related thereto, Section 7.2(a)), (vii) the performance by the Company of its obligations under this Agreement, other than compliance with Section 5.1 but including any inaction in compliance with Section 5.1 to the extent that such inaction is as a result of Parent unreasonably withholding its consent under Section 5.1, (viii) any change in applicable Law or GAAP (or authoritative interpretations thereof) (except to the extent such change has a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industries in which the Company and any of its Subsidiaries operate), (ix) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement (except to the extent such conditions or event have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industries in which the Company and any of its Subsidiaries operate) or (x) any hurricane, tornado, flood, earthquake or other natural disaster.

“Materials of Environmental Concern” means any hazardous, acutely hazardous, or toxic substance or waste, pollutant or contaminant in each case, as defined as such under, or any other substance regulated by or otherwise subject to, Environmental Laws, including the federal Comprehensive Environmental Response, Compensation and Liability Act and the federal Resource Conservation and Recovery Act.

“Measurement Date” means the close of business on the second full Business Day prior to the date hereof.

“Order” means any order, judgment, injunction, award, decree or writ adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Entity.

“Other Regulatory Approvals” means the approvals required under applicable Foreign Antitrust Laws in Canada and, if required under applicable Foreign Antitrust Laws, Columbia.

“Owned Real Property” means all material real property owned by the Company or any Subsidiary of the Company.

“Parent Common Stock” means the authorized common stock of Parent, par value $0.01 per share.

“Parent Stock Plan” means the 2013 Omnibus Incentive Plan and any agreement governing awards made thereunder.

“Parties” means, collectively, Parent, Merger Sub and the Company.

“Permitted Encumbrances” means: (a) Encumbrances that relate to Taxes, assessments and governmental charges or levies imposed upon the Company that are not yet due and payable or that are being contested in good faith by appropriate proceedings or for which reserves have been established on the most recent financial statements included in the Company SEC Documents, (b) Encumbrances imposed by Law that relate to obligations that are not yet due and have arisen in the ordinary course of business, (c) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations, (d) mechanics’, carriers’, workers’, repairers’ and similar Encumbrances imposed upon the Company arising or incurred in the ordinary course of business, (e) Encumbrances that relate to zoning, entitlement and other land use and environmental Laws, (f) other imperfections or irregularities in title, charges, easements, survey exceptions, leases, subleases, license agreements and other occupancy agreements, reciprocal easement agreements, restrictions and other customary encumbrances on title to or use of real property, (g) utility easements for electricity, gas, water, sanitary sewer, surface water drainage or other general easements granted to Governmental Entities in the ordinary course of developing or operating any Site, (h) any Laws affecting any Site, (i) any utility company rights, easements or franchises for electricity, water, steam, gas, telephone or other service or the right to use and maintain poles, lines, wires, cables, pipes, boxes and other fixtures and facilities in, over, under and upon any of the Sites, (j) any encroachments of stoops, areas, cellar steps, trim and cornices, if any, upon any street or highway, (k) as to any Leased Real Property, any Encumbrance affecting the interest of the lessor thereof, and (l) any matters disclosed in reports delivered or made available to Parent by the Company prior to the date of this Agreement; provided, however, that in the case of clauses (e) through (j), none of the foregoing, individually or in the aggregate, materially adversely affect the continued use of the property to which they relate in the conduct of the business currently conducted thereon.

“Person” means a natural person, sole proprietorship, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated society or association, joint venture, Governmental Entity or other legal entity or organization.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement through or in the air, soil, surface water, groundwater or property.

“Representatives” means a Person’s officers, directors, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants and other representatives.

“SEC” means the United States Securities and Exchange Commission.

“Site” means each location where the Company or any Subsidiary of the Company conducts business, including each Owned Real Property and Leased Real Property.

“Subsidiary” means, with respect to any Party, any foreign or domestic corporation or other entity, whether incorporated or unincorporated, of which (i) such Party or any other Subsidiary of such Party is a general partner (excluding such partnerships where such Party or any Subsidiary of such Party does not have a majority of the voting interest in such partnership) or (ii) at least a majority of the securities or other equity interests having by their terms ordinary voting power to elect a majority of the directors or others performing similar functions with respect to such corporation or other entity is directly or indirectly owned or controlled by such Party or by any one or more of such Party’s Subsidiaries, or by such Party and one or more of its Subsidiaries.

“Tax” or “Taxes” means all federal, state, local and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, value added, payroll, employment, unemployment, workers’ compensation, severance, withholding, duties, intangibles, franchise, backup withholding, stamp, documentary and other taxes of any kind, including any estimated payments thereof, charges, levies or like assessments in each case in the nature of a tax and imposed by a Governmental Entity, together with all penalties, and additions and interest thereto, whether disputed or not, and whether liability is imposed directly or by virtue of an obligation to indemnify or otherwise assume or succeed to the Taxes of another person.

“Tax Return” or “Tax Returns” includes all returns, reports, claims for refund and forms (including elections, attachments, declarations, disclosures, schedules, estimates and information returns) relating to Taxes, and including any amendment thereof in each case filed with a Governmental Entity.

“Transactions” means the Merger and the other transactions contemplated by this Agreement.

10.3. Other Definitional and Interpretative Provisions. (a) The following provisions will be applied wherever appropriate herein:

(i) “herein,” “hereby,” “hereunder,” “hereof” and other equivalent words will refer to this Agreement in its entirety and not solely to the particular portion of this Agreement in which any such word is used;

(ii) all definitions set forth herein will be deemed applicable whether the words defined are used herein in the singular or the plural;

(iii) wherever used herein, any pronoun or pronouns will be deemed to include both the singular and plural and to cover all genders;

(iv) all accounting terms not specifically defined herein will be construed in accordance with GAAP;

(v) any references herein to a particular Section, Article or Exhibit means a Section or Article of, or an Exhibit to, this Agreement unless another agreement is specified;

(vi) all references in this Agreement to any agreement (including this Agreement), contract, statute or regulation, such references are to, except as context may otherwise require, the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof); and to any section of any statute or regulation including any successor to the section and, in the case of any statute, any rules or regulations promulgated thereunder;

(vii) the table of contents and headings in this Agreement are for convenience of reference only, do not constitute part of this Agreement and are not intended to describe, interpret, define or limit the scope, extent, or intent of this Agreement or any provision hereof;

(viii) unless otherwise expressly provided, wherever the consent of any Person is required or permitted herein, such consent may be withheld in such Person’s sole and absolute discretion;

(ix) “including” means “including, without limitation”;

(x) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”;

(xi) reference to “dollars” or “$” will be deemed reference to the lawful money of the United States of America, and

(xii) all references to “days” will be to calendar days unless otherwise indicated as a “Business Day.”

Any capitalized terms used in any Exhibit or in the Company Disclosure Letter but not otherwise defined therein have the meaning as defined in this Agreement.

(b) The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, the entirety of this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

(c) The Company Disclosure Letter is incorporated herein by reference and will be considered part of this Agreement. The mere inclusion of any item in any section or subsection of the Company Disclosure Letter as an exception to any representation or warranty or otherwise will not be deemed to constitute an admission by the Company, or to otherwise imply, that any such item has had or would reasonably be expected to have a Material Adverse Effect or otherwise represents an exception or material development, fact, change, event, effect, occurrence or circumstance for the purposes of this Agreement, or that such item meets or exceeds a monetary or other threshold specified for disclosure in this Agreement. Matters disclosed in any section or subsection of the Company Disclosure Letter are not necessarily limited to matters that are required by this Agreement to be disclosure herein. Headings inserted in the sections or subsections of the Company Disclosure Letter are for convenience of reference only and will not have the effect of amending or changing the express terms of the sections or subsections as set forth in this Agreement.

[Signatures on Following Page.]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement and Plan of Merger to be signed by their respective officers thereunto duly authorized as of the date first written above.

WESTLAKE CHEMICAL CORPORATION

By:	/s/ Albert Chao
Name:	Albert Chao
Title:	President and CEO

LAGOON MERGER SUB, INC.

By:	/s/ Albert Chao
Name:	Albert Chao
Title:	President

AXIALL CORPORATION

By:	/s/ Timothy Mann, Jr.
Name:	Timothy Mann, Jr.
Title:	President and Chief Executive Officer

Signature Page to Merger Agreement